
10012365

2009 ANNUAL REPORT

OSTEOTECH INC.®

THE EVOLUTION OF OSTEOTECH FROM AN ALLOGRAFT TO A BIOLOGICS COMPANY

As recently as four years ago, Osteotech was regarded as a tissue processing company.

The company started out primarily processing allograft bone into cancellous chips. At the time, all bone processing was done locally, by hospitals without any consistent standards. Osteotech developed the concept of central processing of bone, and the larger volume made larger investments possible. As a result, Osteotech raised the bar higher for bone processing safety and standardized processes. This led to the gradual decline of allograft bone processing by hospitals, and changed the entire structure of the allograft bone industry.

Further advancement in Osteotech technology led to the creation of Grafton®, the first commercial DBM (demineralized bone matrix), with effectiveness as a bone grafting substitute due to its inherent natural growth factors. This breakthrough propelled Osteotech into a growth company in the 1990s that attracted investors to the company. While recombinant growth factors, BMP-7 (OP-1) and BMP-2 (Infuse) were years away from commercialization, surgeons had access to growth factor technology by way of Grafton and its regulatory status as a tissue, not a drug.

Osteotech grew rapidly during its first ten years, primary due to steadily increasing Grafton sales. There was as yet no competition in the form of other DBM products or recombinant growth factors. As such, Osteotech had access to a large number of effective distribution channels. The competition was iliac crest autograft, not other processed materials. In focusing on autograft, Osteotech sponsored a series of clinical trials that showed Grafton was an effective substitute or extender for autograft. Osteotech also developed new product forms such as Putty, Flex, and Matrix that were based on patented DBM fiber technology. Not only did the fibers increase the biological effectiveness of the DBM, they also provided the first procedure-specific DBM product forms.

Eventually, competitive DBM products were developed and began to cut into Osteotech's market share. In July 2002, Infuse (recombinant BMP-2) was approved by the FDA for commercialization. Classified as drug, it hit the market with extensive clinical data that gave it instant credibility. Since Infuse could be used in much higher doses than DBM, it offered a more immediate impact than Grafton.

This combination of factors succeeded in dramatically reducing the use of iliac crest autograft. This realized Osteotech's original goal, but unfortunately Infuse and not DBM was the primary beneficiary. The high price point of Infuse, the proliferation of DBMs and the introduction of synthetic bone void fillers accelerated the commoditization of DBM products. As a result, Osteotech lost much of its perceived leadership.

Yet, as the new synthetic recombinant growth factors started to get acceptance in the surgeon community, a new industry in osteobiologics emerged. 2009 marks a new beginning for Osteotech as a biologics company. As we bring our next generation of biologics technology platforms - MagniFuse™, Plexur® Biocomposite and HCT™ (human collagen technology) - to market, we will use the lessons learned from our past to grow as a biologics company and a leader in the emerging industry of regenerative medicine.

From Tissue Processor to Biologics Innovator


1986
traditional allograft
1991
grafton
2000
graftech
2005
Xpanse
2007
PLEXUR
2009
MagniFuse
2010
facet linx
2011
BIOGENESIS

SEC Mail Processing Section

AUG 04 2010

Dear Fellow Shareholders,

It has been a long journey in our turnaround, but today, Osteotech is a company that creates and manufactures biologically-based products. We are no longer an allograft processing company. Our new and differentiated product portfolio and patent estate firmly secures our position in the new and emerging biologic industry.

In 2009, we advanced our differentiated procedure-specific biologic products. These new products, along with the company's long-established Grafton® Brand, will make Osteotech the most complete biologic and regenerative medical solutions provider in the industry.

The direction of musculoskeletal disease management (including orthopedic, spine, trauma and sports medicine) continues to trend towards biological solutions instead of traditional metal and plastic devices. Advanced biological therapies are gaining acceptance. Consider the commercialization of the first DBM (Grafton) to stem cell products, the use of recombinant bone morphogenetic proteins, such as BMP-2, PDGF, and BMP-7, and the development of more elaborate tissue engineered scaffolds.

Still, the biologic industry is in its infancy. Investor and surgeon understanding of this industry and its economic potential are limited given the current market dominance of metal implants. However, as the cost advantages of biological products over metal/plastic implants become more widely recognized, we expect greater acceptance in the health care community. Surgeons and patients will learn that biologics can cure conditions, while metal/plastic implants can only treat them, temporarily.

We believe the growth in biologic and regenerative medicine will continue to advance due to a number of factors:

- Technological innovation in the development of new biologic products to satisfy the surgical and grafting needs of patients;
- Aging populations which require more surgeries and prefer biologic solutions to heal;
- Surgeons who want procedures that reduce operating time and risks, such as excessive blood loss, infection and chronic pain;
- Surgeons who want to avoid second surgeries requiring removal of metal hardware either for patient safety and/or for revisions; and
- Wealth generation in emerging markets like China, India and Brazil which expands overall health care spending and leads to greater innovation and acceptance of new procedures using biologics to repair and regenerate bones, tendons, cartilage and other human parts.

2009: A Transitional and Challenging Year

2009 marked a **new** beginning for Osteotech as a biologics company. We brought to fruition our multi-year investment to reinvigorate our product pipeline. We began to execute our launch strategies for new products based on our Plexur®, MagniFuse™ and HCT™ (human collagen technology) platforms, even as our legacy client services business was winding down.

- In the first two months of its limited release during the fourth quarter of 2009, MagniFuse exceeded $400,000 in sales, increasing to more than $1.1 million in sales during the first quarter of 2010.
- Plexur M was initially launched in the second quarter of 2009, generating approximately $60,000 in revenue, but growing strongly to almost $400,000 in revenue in the fourth quarter and over $600,000 in the first quarter of 2010.
- We expanded our patent estate to include the areas of soft-tissue repair and regeneration. An area with a lot of unmet patient needs and large economic potential in the future.

Our contractual relationship with the Musculoskeletal Transplant Foundation (MTF) ended on December 31, 2008 although, certain transitional items were completed in 2009. Exiting the relationship with MTF was an important milestone in our transition to a biologics company even though the loss of this relationship would have a negative impact on revenues and earnings. We have moved on from this relationship replacing the tissue supply we previously received from MTF with tissue supply from Community Tissue Services and LifeNet Health.

In 2009, we saw the impact on our cash position of the strategic tissue supply initiatives we pursued in 2008. These tissue supply initiatives were important to our long-term growth strategies. We realized the initiatives could have a significant impact on our cash reserves and we were right as we consumed a significant portion of our cash reserves to fund this initiative. However, we still have sufficient cash reserves to fund our business and initiatives with over $10 million in cash, an unused $10 million line of credit and executable strategies to generate cash by reducing our overall tissue inventories.

In 2009, the lingering world-wide economic events, certain regulatory matters and the funds invested in and the delay in the limited launch of our new products, all contributed to a decline in revenues and profits compared to 2008. We were disappointed in our execution and resulting financial performance and, upon reflection, re-focused our efforts on certain key strategic initiatives I will discuss later in this letter.

While we are committed to our vision of a biologics company, we were overly optimistic about the timing of this transition and its impact on our financial performance. We share our stakeholders' disappointment in our financial results in 2009 and have incorporated the lessons into our strategic outlook and plan. Our new products are the key to sustainable top line revenue growth and to unlocking the value of our financial model. With the higher margins of our new product portfolio, our financial leverage and the cost cutting measures we have enacted, we expect to return to profitability.

Osteotech: A Leading Biologics Company

As a pioneer in the osteobiologic technologies, Osteotech is accelerating its unique advanced biologic platform technologies. We believe that our technological assets will allow us to develop and commercialize the most comprehensive family of biologics in the industry. Our key technology platforms represent an exciting path forward for Osteotech: Plexur, MagniFuse, HCT and FacetLinx™:

Plexur ® Technology Platforms and New Products

The Plexur technology platform is a patented combination of bioresorbable polymer and cortical bone fibers. It supports a family of procedure-specific products targeted for use in orthopedic surgeries. Using more than 20 patents and patent applications to date, we have developed and launched Plexur M® in 2009.



Cortical Bone Fiber & Resorbable Polymer Technology



Plexur M, a bone-polymer biocomposite, may be used in a variety of orthopedic procedures. Plexur M is moldable, settable, machinable and radiopaque and fully remodels into new host bone. It is the only bone graft that has all five of these characteristics and as a result, has superior handling capabilities, assisting surgeons in restoring normal anatomy.

We introduced Plexur M in a limited release in April 2009 and since that time Plexur M has been used in more than 1,100 oncology, trauma, orthopedic reconstruction and upper extremity procedures. During the American Academy of Orthopedic Surgeons (AAOS) Annual Meeting in March 2010, we shared our booth with several leading surgeons who presented impressive clinical results from using Plexur M in key surgical applications. The AAOS Meeting was also the launching point for the start of the national launch of Plexur M.

Our goal is to continue to develop the Plexur family of products. The next step in our development roadmap is focused on an injectable form of Plexur.

Plexur Injectable: Plexur LV

Injectable and settable biomaterials offer several advantages relative to implants due to their ability to form and cure at the defect site. This enables the filling of irregularly-shaped contours using minimally invasive procedures. Such biodegradable and biocompatible materials provide a unique scaffold for tissue engineering and/or drug delivery.

The injectable bone graft (or bone subsitute) being developed by Osteotech has been conceptualized with three different components along with specific allograft bone. The components are mixed together at the point of care, to form a paste which can be injected. Once in the defect site, the mixture reacts in about 15 minutes to form an ideal biodegradable, biocompatible scaffold for cells to penetrate and for bone tissue to grow at the site. These scaffolds are also adhesive to metals and can be machined once set. By varying the allograft content, and composition of the polymer, composites with tunable mechanical properties and degradation rates can be fabricated.



FacetLinx Fusion Technology Platform

FacetLinx is a spinal allograft product for use in facet fusion procedure applications. Our patent-pending shape is designed to maximize the stability of the graft within the facet joint. This differentiates FacetLinx from competing products.

After a limited launch in August 2009, we learned that surgeons were eager to use our product and provided us with timely and insightful feedback. With this input, we have engineered an outstanding instrumentation set to support FacetLinx. We anticipate it will be compatible with minimally invasive or open surgeries. It will be easy-to-use, time efficient and will provide consistent and reproductable results. We have started using the instruments and are pleased with the results.



MagniFuse Technology Platform

MagniFuse, our new, patented bone graft technology platform, supports products that promote bone fusion and new bone growth. It is the only biologic implant in the marketplace that contains a high concentration of multiple, naturally-occurring human growth factors. Because it is visible in radiographs, it provides surgeons with evidence of proper placement during and after surgery. MagniFuse's unique scaffolding property was engineered to solve the many challenges facing surgeons who use competing products. MagniFuse's targeted delivery system reduces graft site migration once it is implanted.

We began the limited release of MagniFuse in October 2009, and the national launch in April 2010, with three procedure-specific forms for posterior cervical and posterolateral spine fusion and spinal deformity procedures. MagniFuse is generating a high level of enthusiasm among our sales representatives and distributors. As they become educated on its unique properties, they can see its potential to redefine bone grafting.

Our recent review of human clinical data from the MagniFuse surgical cases performed, show robust bone formation in a posterolateral spine fusion after six months. We are seeing further validation of our scientific position from key opinion leaders. We believe positive clinical data, the exceptional value proposition that MagniFuse offers, and our strategy to introduce additional procedure-specific products based upon the MagniFuse technology platform will allow us to sustain, and ultimately improve upon, the early sales trends we have already achieved.

HCT (Human Collagen Technology)

During 2009, we began the process to obtain 510(k) marketing clearance from the United States Food and Drug Administration (FDA) for BioGenesis™ Dural Regeneration Matrix (formerly Duratech™ BioRegeneration Matrix), our first product based upon our HCT platform. HCT is poised to become a first-in-class biomaterial that can dramatically improve upon clinical outcomes in a variety of procedure-specific applications for which it is being developed.

Engineered from nano-structure human collagen, HCT provides a porous scaffold for rapid cellular in-growth to facilitate healing. Our proprietary technology platform is supported by four patent applications, which, among other assets, cover our novel processing capabilities that preserve the collagen's inherent flexibility and durability. HCT mimics the natural human architecture to enhance integration with surrounding tissue and can be engineered into various forms for a number of specific procedures.



The first HCT product, BioGenesis, is designed to repair or replace the dura mater, a fibrous membrane that protects the brain, when it has been compromised due to injury or surgery. In mid-2009, we completed a 60-patient study of those who underwent a variety of cranial surgical procedures utilizing BioGenesis. The patients were evaluated 30 and 90 days post-operatively to assess the safety and efficacy of the product compared to historical surgical procedure outcomes. Subsequently, we submitted our 510(k) application to the FDA in December 2009 and in March 2010 the FDA requested additional data. We expect to deliver our response to the FDA's requests before the due date in late August 2010.

In addition to BioGenesis, we plan to introduce additional biologic products based upon our HCT platform over the next several years. These products will address unmet patient needs, including rotator cuff repair, wound care applications and abdominal wall reconstruction, and expand the addressable market for this innovative technology.



GRAFTON and Xpanse®

GRAFTON, the Gold Standard in demineralized bone products, with its 19-year heritage of safety and clinical efficacy, is based on our patented bone fiber technology. It has successfully been used in over 1,000,000 procedures world-wide. In today's world of evidence-based medicine, GRAFTON has more clinical studies and outcomes than any other demineralized bone product. Over 50 published studies in peer reviewed journals support its use throughout the entire skeleton, of which 10 are Level I – Level II prospective human clinical studies. Our Xpanse product is based on the proven fiber technology of Grafton. It is designed to expand to the contour of the endplates, creating a perfect osteo-conforming matrix for cellular penetration and bone formation.

Growth Strategy Challenges

The team has accomplished much during this transformation, but key challenges remain.The key to our success and also the major challenge we face is the effectiveness of our distribution channel. The channel to our surgeon customer is still controlled by the largest orthopedic companies. This dominance makes it difficult for smaller firms to access the market. We are currently relying on exclusive partnerships with established and well-known sales distributors for the key orthopedic companies. The key is for us to get access through their channel. To date, we have not generated the growth in sales of our differentiated products that we anticipated.

We face two challenges. First, is the unique and pioneering nature of selling biologic products; it is a new selling process for the orthopedic sales representatives. Our second challenge is surgeon education. Surgeon understanding of the whole emerging biologic industry is limited given the market dominance of metal implants. Medical education and supportive outcome studies propelled the growth of orthopedic procedures in the late 70s and the 80s, we believe. Further investment in medical education and supportive biologic procedure outcome studies will be key to opening up this channel to biologic products in the future. These challenges are not unique to Osteotech, but impact the entire biologic industry.

We have, for the past 4 years, developed differentiated procedure-specific products with excellent price points and margins, and now we see the need to redefine the selling process of biologics in the channel. We have the depth in biologic product offering to focus, build and have some control on how biologic products are delivered in the spine and orthopedic market space. Furthermore, with our growing new product pipeline, we plan to distribute some of our products such as BioGenesis, hernia and rotator cuff, through exclusive distributorship arrangements that offer unique channel access. Our goal is to create critical mass in the use of biologics in many medical procedures, and expand biologic education in areas where we do not have access. We will continue to aggressively address both our marketing and channel effectiveness. This will take perseverance, creativity and patience. We will continue to report to you on our breakthroughs and successes.

2010 Financial Goals

Our productivity for growth initiatives four years ago improved our gross margins from 34% in 2005 to 49% in 2009, with a high of 53% in 2008; it helped build our cash reserves to a high of $23 million, and supported our profitability in 2006, 2007 and 2008. These initiatives funded the building of our new product pipeline. We have highlighted three productivity focus areas for 2010 to drive growth and profitability:

1. Revenue growth through effective sales execution;
2. Gross margin improvements; and
3. Build our cash reserves through sales growth, margin improvements and effective management of our inventory.

We are confident that we can repeat our past success with discipline, focus and execution.

Our Future

We have invested meaningful resources into developing our biologics technology platforms and our go-to-market strategy. We have honed our strategy to focus on bringing to market procedure-specific, proprietary products that can support superior clinical outcomes, address the unmet needs of the surgeon community and, ultimately, capture significant market share.

Our new products are generating excitement in the scientific and surgeon communities, in hospitals and, importantly, in our sales organization. We believe that our new products are differentiated by their critical technological advantages and their unique characteristics. This will encourage our distributors to devote more attention to the Osteotech brand.

At the same time, we believe this increased focus will potentially revitalize demand for our core Grafton DBM products. With almost 20 years of clinical success and a proven track record of superior patient outcomes, it is an ideal bone grafting solution.

Our focus in 2010 will be to leverage our differentiated products to support long-term revenue growth and profitability. We have the right tools in hand, a winning strategy and the ability to execute our plan. Yet, it will take time for biologics to replace implants. Current advances in biologic technologies will help to accelerate this transition and we intend to be the leader in this historic transition. We firmly believe in a future where the implantation of artificial devices will decline as surgeons and patients demand more biologic products.

Gratitude and Acknowledgements

To our employees, I would like to personally thank you for your dedication and hard work throughout 2009. Our future success relies heavily on your focus, and I believe we have the right team in place to achieve our short and long-term goals.

To our shareholders, we value your support and patience as we move forward along our evolutionary path. We welcome the opportunity to restore your confidence in our strategy as well as our ability to execute. We believe we can capitalize on our large and growing asset base and leverage our victories in the marketplace into increased shareholder value.

We are excited about the opportunities that lie ahead of Osteotech and look forward to reaching key milestones in 2010 that will further position Osteotech as a leading-edge biologics company with the most comprehensive portfolio of procedure-specific applications in the industry.



Sam Owusu-Akyaw
President and Chief Executive Officer
July 29, 2010

















OUR MISSION

WE BELIEVE OUR FIRST RESPONSIBILITY IS TO USE TECHNOLOGY TO ENHANCE THE GIFT OF LIFE; TO DEVELOP THERAPY-DRIVEN PRODUCTS THAT ALLEVIATE PAIN AND PROMOTE BIOLOGICAL HEALING AND RESTORE FUNCTION.





OSTEOTECH MISSION

We believe our first responsibility is to use technology to enhance the gift of life; to develop therapy-driven products that alleviate pain and promote biological healing and restore function.

INNOVATION

To sustain our growth through innovation in bone science and OsteoBiologic technologies to address the unmet procedural needs of surgeons and patients. To advance the science of tissue processing and transplantation. To contribute and enhance global healthcare by focusing on technologies that yield unique and worthy therapy solutions.

CUSTOMER SATISFACTION

To exceed our customers' expectations with innovative products, service and education. To be recognized and respected as the gold standard by providing the highest quality procedural solutions for surgeons and patients.

EMPLOYEE SATISFACTION

To strive and find ways to assist our employees to achieve their personal purposes as they contribute to achieve the company's purpose. To recognize our employees and their families throughout the world for their unique contributions. To cherish the diversity of our employees as a source of wisdom, intelligence and knowledge to sustain our growth and achieve our goals.

GIFT OF DONATION

To be committed, responsible and faithful stewards of the unique and precious gift entrusted to us through the unselfish acts of the donors and their families. To ensure that the gift is received and processed to the highest ethical standards. To follow the highest standard of quality for the safety of patients, surgeons, healthcare workers and our employees. To bring the benefits of our technology to the countries and communities of the donors and their families.

SOCIAL RESPONSIBILITY

To be responsible for the welfare of the communities in which we live and work. To respect, contribute and enrich our communities. To maintain good citizenship and be recognized as a company of service, integrity and honesty.

SHAREHOLDERS

To generate a fair profit to meet our goals and obligations. To be responsible and ethical trustee of our shareholders investment.

Company Overview

We are a leading technology company that develops innovative and efficacious biologic products for regenerative medicine. We are focused on creating innovative technology platforms that will provide a variety of procedural specific biologic products to address the changing needs of orthopedic surgery and healthcare in general. By developing specific products for specific surgical procedures, we believe we will be able to provide the surgeon with the "right product at the right time for the right procedure" and therefore improve patient outcomes. We are currently focused on three new technology platforms: MagniFuse™, Plexur® and HCT™ (human collagen technology). Each of these technologies have already generated and we expect will continue to generate a variety of procedural specific products allowing us to pursue opportunities in existing and new markets. Our legacy business lines led by our proprietary Grafton® Technology have provided us with a base of business. These legacy business lines allow us to cover overhead and manufacturing capacity as we drive the launch of new products from the MagniFuse™, Plexur® and HCT™ technologies. We believe our new technologies led by the MagniFuse™, Plexur® and HCT™ technology platforms will drive our future growth.

Our goal is to utilize our technology platforms to develop tissue forms and products (collectively referred to herein as "Products") to create procedure specific solutions to repair, replace or heal bone and tissue loss caused by trauma, disease or surgical intervention and to augment prosthetic implant procedures, to facilitate spinal fusion and to replace and/or repair damaged ligaments, tendons and other tissues within the human body. We provide our biologic solutions to orthopedic, spinal, trauma, neurosurgical and oral/maxillofacial surgeons for use in various surgical procedures.

Leveraging our expertise in tissue technology, we have developed innovative processes and proprietary products that are widely used today. We believe our processing knowledge and technology are key factors supporting our safety record, having processed over 4.6 million tissue grafts without a confirmed case of disease transmission. We believe this safety record is due to the rigorous screening and tissue recovery techniques used by our tissue partners, extensive donor testing, and our quality assurance and processing protocols.

Our Strategy

Our business objective is to be the leading provider of biologic solutions for regenerative healing. Pursuing this objective, we believe that the execution of these actions will provide a solid basis for success and allow us to:

- Create a sustainable growth oriented business model;
- Drive our biologic brands through science and surgeon education;
- Make innovation, quality and procedural specific application the centerpiece of our product differentiation;
- Incubate and invest in new, diverse technology platforms; and
- Augment our proprietary intellectual property position.

To achieve these key imperatives, we are pursuing the following business strategies:

Increase Distribution Effectiveness - We have been and continue to be focused on improving the effectiveness of our world-wide distribution channel. We have made and expect to continue to make investments in sales distribution channels to increase market penetration. In 2010, our sales teams will focus on driving surgeon use of a new portfolio of products that includes the MagniFuse™ Bone Graft, Plexur M® Innovative Grafting, FacetLinx® Fusion Technology and, when cleared by the Food and Drug Administration (FDA), the DuraTech™ BioRegeneration Matrix. At the same time, we plan to have the sales team defend the market positions of our legacy product lines to retain the base line revenue level achieved by these legacy product lines. To be successful in our distribution effectiveness initiatives, we need to increase unit sales growth while maintaining average selling prices. Ultimately, our financial model is predicated on generating higher gross margins which will be driven mainly by the margin profiles on our new Products and increasing the level of unit volume going through our primary processing facility effectively leveraging our fixed costs.

As of December 31, 2009, we employed a sales and marketing team consisting of 40 employees, including sales management and direct sales representatives. In addition, we engaged approximately 40 independent sales agencies (representing approximately 750 sales representatives) in the United States. Our sales and marketing team coordinates our efforts in the United States, Europe, Latin America and Asia, which, along with the independent sales agencies and distributors, educate surgeons as to the benefits and applications of our Products.

Improve Profitability and Cash Flow – We intend to utilize the success of the distribution effectiveness initiatives to drive improved profitability and to generate positive cash flow. Increases in unit sales volume will allow us to unlock the financial model we have created, effectively leveraging the efficiencies already implemented in manufacturing and other back office functions. In 2010, we plan to reduce costs and expenses throughout the organizations as our primary focus will be on the launch of new products. We will continue to try to further reduce manufacturing lead times and obsolescence exposure and increase tissue yields. To augment cash flow, we plan to generate cash from operations, reduce tissue inventories and limit investments in plant and equipment and other components of working capital.

Develop and Introduce New Procedure Specific Biologics – Our research and development team has a broad breadth of knowledge and experience in the healing of the musculoskeletal system of the human body. We plan to utilize this core competency to continue to create new innovative, procedure specific biologic products for surgeons and their patients. We also plan to leverage this core competency to create differentiated biologic products for other healthcare related markets expanding the number and size of the markets in which we participate. We launched several new products in 2009 and anticipate launching additional biologic products into the healthcare market over the next several years.

We expect that we will focus on each of our imperatives, strategies and tactics in 2010 and beyond. The methods we use to carry out our efforts in each period will be driven by the facts and circumstances in effect as they exist at that time, some of which may be out of our control. As such, we can provide no assurance that we will be successful in achieving any of our objectives.

Products

Today, we provide biologic products for use in orthopedic, spinal, trauma, neurosurgical and oral/maxillofacial surgical procedures. Eventually, we plan to provide biologic products for surgical and other procedures for dura mater repair and replacement, sports medicine, wound care and other soft tissue repair areas of the human body. Our objective is to be a leader in the emerging field of biologic products for regenerative medicine which are utilized to assist the body with healing and restoration of function. We believe the potential markets in regenerative medicine are and will continue to expand due to a number of factors, including:

- Technological innovation in the development of new biologic products to satisfy the surgical needs of patients;
- An increasing number of surgical procedures that incorporate biologic solutions as a critical success factor for a better outcome;
- An increasing number of patients who require the use of biologic solutions as a result of the general aging of the population;
- The desire by surgeons to avoid additional procedures that often increase operating time and risks, such as excessive blood loss, infection and chronic pain;
- The general increase in the volume of surgical procedures due to the longevity of an aging population; and
- Increased awareness by and training of the medical community with respect to the use of grafting procedures to improve patient outcomes.

We plan to focus our research efforts on developing innovative, proprietary biomaterials from platform technologies, such as MagniFuse™, Plexur®, Grafton® and HCT™. Our efforts will focus on developing safe, clinically efficacious and cost effective biologic products to provide surgeons with procedural solutions that achieve superior patient outcomes. We believe that most, if not all, of the new products we develop will follow the 510(k) pathway with the FDA. As we introduce new products, we will need to gather human clinical information to supplement our marketing and sales efforts. To effectuate this process, we intend to distribute these new products initially to specific surgeons and hospitals who we believe are key opinion leaders in the related surgical specialties. We then plan to utilize this clinical information as part of our world-wide launch of such new products.

During 2009, we initiated the limited launch of three innovative products and filed an application with the FDA for marketing clearance of a fourth new product. We continue to distribute Grafton® DBM (demineralized bone matrix), Xpanse® Bone Inserts and other allograft based products, including Graftech® Structural Allografts, Plexur P® Biocomposites and traditional tissues.

- Delivered in a unique, resorbable self-contained delivery system, MagniFuse™ provides an optimized biologic scaffold that creates a highly exposed surface area comprised of 100% bone material. Based upon proprietary processing and manufacturing technologies, MagniFuse™ delivers a higher concentration of multiple natural human growth factors. Its unique mesh delivery system ensures a targeted and contained delivery of the biologic; avoiding graft migration and any of the adverse bone healing effects reported with other grafting materials on the market. MagniFuse™ is radiopaque providing confirmation of proper intra-operative and post-operative graft placement, easily conforms to the surgical site, has exceptional porosity and accommodates sutures or tacks.

- Plexur M is a moldable, settable and machinable biologic implant that fully remodels into new bone. Its handling and radiopacity makes Plexur M® a game changer by giving orthopedic surgeons the ability to mold the graft to fit irregularly shaped defects and restore the anatomy, as well as to place adjunctive hardware without graft fragmentation.

- FacetLinx™ is an innovative way to immobilize and fuse the thoracic and lumbar facet joints. Its cruciform shape serves to lock the two surfaces of the facet joint together in a way that decreases motion immediately. We believe the novel design of the FacetLinx™ implant is an important evolution over other facet fusion systems since it resists motion and ensures accurate, consistent and reproducible surgical procedures.

- The first biologic developed under our proprietary HCT™ Technology is the Duratech™ BioRegeneration Matrix. Once approved by the FDA, Duratech™ is expected to be used to repair or replace the dura mater during a variety of cranial procedures. Duratech™ has been specially designed to be highly conformable, is safely stretchable and provides a superior tear resistance to sutures.

- We believe GRAFTON® is the "Gold Standard" in demineralized bone matrix biologics with 19-years of safety and clinical efficacy. We believe Grafton® has more clinical studies and higher levels of evidence than any other demineralized bone matrix product on the market with over 50 published studies in peer reviewed journals supporting its use throughout the entire skeleton. Grafton's® proprietary processing technologies provide an efficacious biologic used throughout orthopedic surgery to help repair or replace bone loss due to surgery or trauma. Our Grafton® franchise also includes the Xpanse® Bone Insert, which is based on our proprietary fiber technology and is designed to expand and contour to the endplates, creating a perfect osteoconforming matrix for cellular penetration and bone formation.

- Plexur P® is a novel, structural biocomposite affording surgeons the ability to customize pre-formed shapes to maintain angled corrections, restore articular surface heights and facilitate fusions. Its unique physical properties make Plexur P® a resilient and optimum scaffold to facilitate reconstructions. Plexur P® can easily be cut with a scalpel, can be drilled to accommodate hardware without shedding, crumbling or shattering and does not fracture when compressed.

Through its 20 plus years of safety, Osteotech offers a comprehensive portfolio of surface demineralized bioactive structural spine implants (Graftech® Bioimplants), traditional weight-bearing and non weight-bearing allografts and soft tissues.

Sales and Distribution

We currently utilize several different sales models to distribute our Products depending on the nature of the product or market, including:

- Access Based Sales – In the United States we have engaged a number of non-stocking sales agencies to distribute our Products. These sales agencies are supported by a field management team made up of senior executives, area vice presidents, district sales managers and sales specialists. The focus of this model is to utilize the "access" these sales agencies already possess with surgeons and hospitals to increase the number of procedures in which our Products are utilized. These sales agencies represent both large and small organizations, and we are particularly focused on increasing the number of and effectiveness of the larger organizations. These larger sales agents have higher revenue growth expectations and are able to receive higher commission rates for their performance.

- Direct Sales – Our U.S. sales channel is dominated by independent sales agents and sales representatives, but we have several direct sales representatives. We continue to watch the effectiveness and productivity of our direct representatives and, as we gain additional experience with this sales model, may hire additional direct sales representatives in the future.

- Stocking Distributor Sales – In our international markets, we have been mainly using stocking distributors to market our Products to end users. We support the stocking distributors through a team of international sales executives who oversee our efforts in Europe, Latin America and Asia. We expect to continue to utilize this model internationally as we expand our presence in existing markets and enter new countries.

- Channel Partners – We also utilize other companies, such as BioHorizon Medical, Inc., to distribute our Products. These channel partners distribute our products in specialty areas not part of the normal call patterns of our other sales teams. We expect to continue to utilize channel partners, as the situation warrants.

Competition

Our Products compete against bone graft substitutes, such as bone morphogenic proteins, human-based allograft products, xenogenic products and synthetics, which are developed, manufactured and/or distributed by numerous competitors. Competition is intense and our Products have faced, and we believe will continue to face, significant competitive pressures. Many of our competitors have partnered with large orthopedic companies to market their products. These large orthopedic companies have marketing, distribution channel access and other resources that are significantly greater than ours. They also offer a full line of orthopedic-related supplies and materials, which could give them a competitive advantage over us because they can offer surgeons a more complete line of products.

Technological change is one of the most important keys to success, especially as industry standards and requirements evolve. Surgical, patient and procedural complexity are important factors and we want to provide surgeons with a choice of products that meet the clinical needs. A second key to success is educating surgeons about biologics and the art of tissue grafting. Surgeons have traditionally had access to an array of competitive products that offer solutions over a broad range of applications. We have focused our efforts to create safe, clinically efficacious and cost effective biologic products that achieve superior patient outcomes. We believe this course of action will provide us with a competitive advantage in the marketplace.

We compete with companies both large and small in all of our existing product lines. Competition is strong without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. We compete directly with organizations such as: Medtronic, Inc.; Synthes Inc.; Integra Life Sciences Holdings Corporation; RTI Biologics, Inc.; LifeNet Health, Inc.; Musculoskeletal Transplant Foundation; Allosource; Orthovita, Inc.; Johnson & Johnson Services, Inc.; Wright Medical Technology, Inc.; Apatech, Inc.; and other large and small companies.

Research and Development

We are engaged in continuing research and development efforts to develop technological advances in regenerative medicine. We are also aggressively pursuing efforts to improve upon and maintain the safety, efficacy and performance of our Products, increase the amount of transplantable tissue derived from each donor and reduce processing costs through efficiency advances. We believe all of our technology platforms have broad patent positions to protect our intellectual property and utilize proprietary processing methods. During 2009, 2008, and 2007 we spent approximately $6.5 million, $7.4 million and $5.7 million, respectively, on research and development activities.

Currently our research and development activities are focused on three technology platforms, MagniFuse™, Plexur® and HCT™. In 2009:

- From the MagniFuse™ Technology, we launched the MagniFuse® PL, MagniFuse® PC and MagniFuse® SD to address posterolateral and posterior cervical spinal fusion and spinal deformity procedures.
- From the Plexur® Technology, we launched the Plexur M® Innovative Grafting for trauma, orthopedic reconstruction and oncology related procedures.

We also filed an application with the FDA for marketing clearance of the Duratech™ BioRegeneration Matrix, the first product developed under our proprietary HCT™ Technology.

MagniFuse™ Technology - The MagniFuse™ Technology utilizes a highly active biologic material derived from an allograft source material containing higher concentrations of multiple natural human growth factors. This formulation is delivered in a unique, resorbable mesh bag delivery-containment system that is sized for specific surgical procedures to eliminate graft migration. Products developed from this technology are radiopaque enabling surgeons to view the material intra- and post-operation.

Plexur® Technology – The Plexur® Technology is a combination of cortical bone tissue with a broad range of bioresorbable polymers. This family of biomaterials provides a porous osteoconductive matrix with controlled remodeling, and depending on the material, substantially differentiated handling characteristics.

HCT™ Technology – The HCT™ Technology utilizes our engineered human-based collagen to develop products for key surgical specialties, including dura mater repair or replacement, rotator cuff repair, wound care and abdominal wall repair. We believe there are many product opportunities in other surgical specialties as we continue to further develop this technology.

Business Segments

We develop, process and distribute biologic Products throughout the orthopedic market. The vast majority of our Products are processed from donated allograft bone tissue at our processing facility located in New Jersey. We group our Products into a number of business segments to be reflective of our business strategies, technology and development activities, and distribution efforts. Any product not falling within our business segments is included in "other". We also have a Corporate Segment, which includes the costs associated with general and administrative, regulatory and research and development activities.

Revenue in the DBM Segment is primarily related to the marketing of Grafton® DBM and Xpanse® Bone Inserts to end users through our sales teams and distribution partners and also includes revenue from our processing of a private label DBM, pursuant to a relationship governed by an agreement with DePuy Orthopaedics, Inc. and DePuy Spine, Inc. and LifeNet Health, Inc., which expires in January 2011. DBM is utilized in a wide variety of orthopedic and dental procedures while Xpanse® Bone Inserts are used primarily in spinal fusion procedures.

The Hybrid/Synthetic Segment primarily reflects revenue from products developed under our proprietary MagniFuse™ and Plexur® Technologies, including the MagniFuse™ BoneGraft, Plexur M® Innovative Grafting and Plexur P® Biocomposites. MagniFuse™ BoneGrafts are mainly utilized in spinal procedures. Plexur® Biocomposites are utilized primarily in trauma, orthopedic reconstructions, foot and ankle and oncology-related procedures.

In the Traditional Tissue Segment, we distribute mineralized weight-bearing and non-weight bearing tissue forms, which are utilized in a wide variety of orthopedic procedures, and soft tissue grafts. The weight-bearing tissue forms include femoral cross sections, fibula wedges and cortical struts and the non-weight bearing tissue forms include cancellous and cortical chips. Soft tissue grafts are utilized primarily in sports medicine procedures.

Revenue in the Spinal Allograft Segment is generated from the distribution to hospitals and surgeons of our line of Graftech® Bio-implant spacers and ramps. Graftech® Bio-implants are utilized primarily in spinal fusion procedures.

Revenue in the Client Services Segment is generated from the processing of donor tissue into traditional tissue forms. Revenue generated in this segment will be insignificant in the future.

Information relating to our revenue for the years ended December 31, 2009, 2008 and 2007 by geographic area is summarized as follows:

(in thousands)	United States	International	Consolidated
2009	$ 76,913	$ 19,765	$ 96,678
2008	$ 82,459	$ 21,355	$ 103,814
2007	$ 85,682	$ 18,595	$ 104,277

For a discussion of (1) financial information about our segments for the years ended December 31, 2009, 2008 and 2007 and our long-lived assets by geographic area as of December 31, 2009, 2008 and 2007, see Note 19 of "Notes to Consolidated Financial Statements," and (2) our deferred tax asset as of December 31, 2009 and 2008, see Note 13 of "Notes to Consolidated Financial Statements." In 2009, no customer accounted for more than 10% of revenue. In 2008 and 2007, MTF accounted for $14.2 million and $16.2 million, or 14% and 16%, respectively, of revenue.

Tissue Supply Strategy

Allograft bone tissue in the United States is generally procured by a network of Organ Procurement Organizations and tissue banks. The suitability of allograft bone tissue for transplantation is dependent on the tissue recovery techniques, the multiple screening and testing procedures employed and the methods used in the processing of the tissue. We have developed techniques and technologies for the processing of allograft bone tissue that preserve the natural properties of the tissues and significantly reduces the risk of the transmission of infectious agents. The proprietary processes that we utilize for certain of our Products have been validated to inactivate a panel of viruses, including HIV-1, HIV-2, hepatitis B and C, cytomeglia, syphilis and polio.

To ensure that we have an adequate supply of allograft bone tissue to meet the market demand for our Products and for any new Products that we may develop in the future, we continue to be engaged in an effort to solidify the relationships we have with existing clients and tissue banks, and we continue to actively search for new relationships. We intend to invest, as appropriate, in new and/or expanding tissue recovery activities with tissue recovery organizations, organ procurement organizations, and tissue banks. We also have established tissue recovery programs in France and Bulgaria, both of which have been granted tissue bank status in the countries in which they are located, to recover allograft bone tissue, and in certain circumstances other tissue types, which we expect to utilize to support our sales and marketing activities outside the United States. We continue to look for additional opportunities to establish additional tissue recovery programs throughout the world. Based upon our current forecast, we believe that we have sufficient inventories and sources of allograft bone tissue to meet our projected needs for the next several years.

We receive and process allograft bone tissue in the form of "whole" donors, which includes cortical, cancellous and soft tissues, in the form of cortical "shafts" or femoral heads. The majority of our tissue-based products are processed primarily from cortical bone tissue, which is one of the major reasons our tissue supply strategy is focused on obtaining cortical tissue. We believe there is cortical tissue available from a number of sources as tissue banks partially process the whole donors they receive and utilize the cancellous and soft tissues, but do not effectively utilize the cortical tissue because the tissue banks may not have the proprietary technology to effectively prepare the cortical tissue into desirable products. We expect to obtain whole donors, if available, and cortical shafts to support our growth strategies.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Overview

We believe we are a leading technology company that develops innovative and efficacious products for regenerative medicine. We are focused on creating innovative technology platforms that will provide us with a variety of procedural specific biologic products to address the changing needs of orthopedics and healthcare in general. By developing specific products for specific procedures, we believe we will be able to provide the surgeon with the "right product at the right time for the right procedure" and therefore improve patient outcomes. We are currently focused on three technologies: MagniFuse™, Plexur® and HCT™. Each of these technologies have generated and we expect will continue to generate a variety of procedural specific products allowing us to pursue opportunities in existing and new markets. Our legacy business lines, lead by our proprietary Grafton® Technology, have provided us with a base of business. These legacy business lines allow us to cover overhead and manufacturing capacity as we drive the launch of new products from the MagniFuse™, Plexur® and HCT™ technologies. We believe the MagniFuse™, Plexur® and HCT™ technology platforms will drive our future growth.

Our goal is to utilize our technology platforms to develop tissue forms and products (collectively referred to herein as "Products") to create procedure specific solutions to repair, replace or heal bone and tissue loss caused by trauma, disease or surgical intervention and to augment prosthetic implant procedures, to facilitate spinal fusion and to replace and/or repair damaged ligaments, tendons and other tissues within the human body. We provide our biologic solutions to orthopedic, spinal, trauma, neurosurgical and oral/maxillofacial surgeons for use in various surgical procedures.

During 2009, we accomplished the following milestones furthering our efforts to transform the Company to a biologics solutions business:

- Early in the fourth quarter, we announced the first U.S. spinal surgery using Magnifuse™ PC (Posterior Cervical), which officially marked the start of the controlled release for a family of products based upon the Magnifuse™ technology platform. Magnifuse™ PC was utilized during a posterior cervical fusion surgery and was cited as being easy-to-use and intuitive with a differentiated self-contained delivery system.
- In the fourth quarter, we signed a multi-year tissue supply agreement with Community Tissue Services ("CTS") with an initial term spanning 10 years. The agreement replaced a previous contract between the two companies that would have expired in 2011. Under the terms of the agreement, CTS will supply us with whole donors and cortical shafts based upon periodic forecast requirements and available tissue supply.
- During the fourth quarter, we announced Plexur® M was had been utilized in surgeries focused on orthopedic trauma, joint replacements and oncology-related procedures.
- Late in the fourth quarter, we submitted a 510(k) application to the FDA to obtain marketing clearance for the use of our Duratech™ BioRegeneration Matrix to repair or replace the dura mater in various cranial surgical procedures. We expect to receive preliminary feedback from the FDA regarding the pending application late in the first quarter of 2010.

In December 2009, we entered into a $10 million secured credit facility with a bank that will serve to augment our $10.7 million cash position at December 31, 2009 should it be required.

Results of Operations

The following table sets forth our consolidated results of operations for 2009, 2008 and 2007:

	Year Ended December 31,					
	2009		2008		2007	
(in thousands)	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Revenue	$96,678	100.0%	$ 103,814	100.0%	$104,277	100.0%
Cost of revenue	49,108	50.8%	48,770	47.0%	50,555	48.5%
Gross profit	47,570	49.2%	55,044	53.0%	53,722	51.5%
Operating expenses:						
Marketing, Selling and G&A	43,996	45.5%	45,032	43.4%	44,801	43.0%
R&D	6,486	6.7%	7,435	7.2%	5,658	5.4%
Total Operating Expenses	50,482	52.2%	52,467	50.5%	50,459	48.4%
Operating income (loss)	(2,912)	-3.0%	2,577	2.5%	3,263	3.1%
Other expense	(1,370)	-1.4%	(111)	-0.1%	(589)	-0.5%
Income (loss) before income taxes	(4,282)	-4.4%	2,466	2.4%	2,674	2.6%
Income tax expense (benefit)	(265)	0.2%	263	0.3%	57	0.1%
Net income (loss)	$ (4,017)	-4.2%	$ 2,203	2.1%	$ 2,617	2.5%
Earnings (loss) per share:						
Basic	$ (.22)		$ .12		$ .15	
Diluted	$ (.22)		$ .12		$ .15	

Net Income (loss)

Net loss for the year ended December 31, 2009 was $4.0 million or, $.22 diluted loss per share. The net loss included gross profit of $2.8 million related to patent license fees. Compared to 2008, results of operations declined primarily as a result of the decline in revenue and a related decline in units processed which negatively impacted gross margins due to our inability to efficiently absorb fixed costs.

Net income for the year ended December 31, 2008 was $2.2 million or, $0.12 diluted earnings per share, and resulted from improved gross margins, which were partially offset by higher operating expenses, as compared to 2007. Net income in 2008 also included a gain of $1.0 million from a litigation settlement and $0.5 million in license fee income while 2007 included a charge of $1.0 million related to the settlement of certain litigation.

Revenue

For the year ended December 31, 2009, revenue declined to $96.7 million compared to revenue of $103.8 million for the prior year due mainly to our exiting the business of processing tissue for others. We plan to focus our strategic efforts on the introduction of the new products from our technology platforms and the expansion of such products in the market and maintaining our market position of our existing product lines.

The following table details the components of our revenue for the years indicated:

	Year Ended December 31,			Percent Change	
				2009 vs. 2008	2008 vs. 2007
(in thousands)	2009	2008	2007		
DBM Segment	$56,782	$ 61,961	$ 65,794	-8%	-6%
Hybrid/Synthetic Segment	3,575	3,087	1,760	16%	75%
Traditional Tissue Segment	21,534	20,258	17,623	6%	15%
Spinal Allograft Segment	7,626	8,499	10,739	-10%	-21%
Client Services Segment	2,143	8,201	7,621	-74%	8%
Other	5,018	1,808	740	178%	144%
	$96,678	$103,814	$104,277	-7%	- %

2009 Compared to 2008

DBM Segment revenue, which consists of revenue from the sale of Grafton® DBM/Xpanse® Bone Inserts and revenue from the processing of private label DBM, declined 8% in 2009 as compared to 2008, primarily as a result of the anticipated loss in revenue from the temporary suspension of distributing tissue recovered by our Bulgarian subsidiary and a decline in domestic unit sales volume. Revenue from Grafton® DBM/Xpanse® Bone Inserts and revenue from private label DBM decreased 9% and 1%, respectively, in 2009 compared to the prior year.

Revenue in the Hybrid/Synthetic Segment, which consists of revenue from our Plexur® Biocomposites, Magnifuse™ Technology and GraftCage® Spacers, increased 16% in 2009 as compared to 2008 as a result of the introduction of Plexur M® and the various Magnifuse™ tissue products.

Traditional Tissue Segment revenue generated from the worldwide distribution of allograft bone tissue grafts increased 6% in 2009 as compared to 2008 primarily due to increased domestic unit sales volume offsetting a decline in international revenue.

Revenue in the Spinal Allograft Segment decreased 10% primarily due to a decrease in domestic unit sales volume. We anticipate continued competitive challenges for our spinal allografts in 2010.

Client Services Segment revenue, which is generated by the processing of allograft bone tissue for our clients, declined as expected in 2009 as compared to 2008. The revenue generated in 2009 relates mainly to the winding down of our relationship with the Musculoskeletal Transplant Foundation ("MTF"). Revenue in this segment in future years will be insignificant.

Other revenue consisted mainly of $3.8 million of patent license fees in 2009 compared to $0.5 million in 2008 and revenue from the international distribution of xenograft products and miscellaneous other revenue.

For the year ended December 31, 2009 domestic revenue was $ 76.9 million compared to $82.5 million in 2008, or 80% and 79% of total revenue, respectively. Excluding license fee revenue, in 2009 domestic revenue declined 11% from the prior year. The reduction in domestic revenue for 2009 mainly results from reductions in DBM revenue and client service revenue as a result of the winding down of the MTF relationship.

For the year ended December 31, 2009 international revenue was $19.8 million compared to $21.4 million in 2008 or 20% and 21% of total revenue, respectively. The reduction in international revenue for 2009 mainly results from a decline in revenue from the Greek market, as a result of economic and government reimbursement conditions in Greece, and a loss of revenue in a key Asian market. We expect the Greek and Asian markets to recover slowly and therefore do not expect meaningful revenue contribution from these markets in 2010.

2008 Compared to 2007

DBM Segment revenue declined 6% in 2008 as compared to 2007, primarily as a result of the decline in private label revenue. Revenue from Grafton® DBM/Xpanse® Bone Inserts and revenue from private label DBM changed 3% and (62)%, respectively, in 2008 compared to 2007. Revenue from Grafton® DBM was negatively impacted in 2008 as a result of a decline in average selling prices. The decline in private label revenue was primarily due to one of our private label DBM customers formally notifying us of their decision not to renew their current agreement with us upon the agreement's expiration in March 2009. We recognized $0.5 million of revenue from this customer in the first quarter of 2008 and the customer did not make any purchases thereafter.

Revenue in the Hybrid/Synthetic Segment increased 75% for the year ended December 31, 2008 compared to the prior year primarily as a result of a 139% increase in Plexur P® revenue due to increased unit volume.

Revenue in our Traditional Tissue Segment increased 15% in 2008 as compared to 2007. The increase in 2008 traditional tissue revenue resulted from increased unit sales volume.

Revenue in the Spinal Allograft Segment declined 21% in 2008 as compared to 2007, primarily due to a decrease in unit sales volume.

Client Services Segment revenue, which is generated by the processing of allograft bone tissue for our clients, mainly MTF, increased 8% in 2008 as compared to 2007.

Other revenue consisted mainly of $0.5 million related to license fees, the international distribution of xenograft products and revenue from the distribution of the Kinesis™ BMAC™ system.

Major Customers

In 2009, no customers accounted for more than 10% of revenue. In 2008 and 2007, MTF accounted for 14% and 16%, respectively, of consolidated revenue. Our agreements with MTF expired on December 31, 2008.

Gross Margin

	Year Ended December 31,		
(in thousands)	2009	2008	2007
Gross Profit	$47,570	$55,044	$53,722
Gross Margin	49.2%	53.0%	51.5%

In 2009 gross margin declined from the prior year level primarily due to higher per unit costs due to our inability to efficiently absorb the fixed cost base of our processing facility as a result of the lower unit sales volume. Our patent licensing arrangements contributed $2.8 million and $0.5 million to gross profits in 2009 and 2008, respectively. In 2008 gross margin increased over the gross margin level in the prior year, primarily due to increased unit processing volumes, processing efficiencies and better management of inventory risk exposures, such as obsolescence.

Operating Expenses

	Year Ended December 31,			Percent Change	
(in thousands)	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
Marketing, selling and general and administrative	$ 43,996	$ 45,032	$ 44,801	-2%	1%
Research & development	$ 6,486	$ 7,435	$ 5,658	-13%	31%
Total	$ 50,482	$ 52,467	$ 50,459	-4%	4%

Marketing, selling and general and administrative expenses declined 2% in 2009 compared to the prior year primarily due to lower consulting and professional fees. In 2009, research and development expenses decreased 13% as compared to 2008, primarily due to several new tissue technologies and products moving from development to commercialization.

Marketing, selling and general and administrative expenses in 2008 were relatively flat compared to 2007. In 2008, we had higher non-cash compensation costs for equity awards and increased marketing and selling expenses compared to the prior year, offset by lower cash-based performance compensation expense. Compensation expense related to our equity award program was $1.7 million in 2008 compared to $0.9 million in 2007. Also in 2007, we incurred $1.0 million in costs associated with the settlement of and legal fees incurred in connection with certain litigation. For 2008, research and development expenses increased 31% as compared to 2007, primarily due to the costs incurred for basic research, product development and process development activities to support the technologies and products we are developing for future commercialization.

Operating Income (loss)

	Year Ended December 31,			Percent Change	
				2009 vs.	2008 vs.
(in thousands)	2009	2008	2007	2008	2007
DBM Segment	$ 15,742	$ 18,902	$ 20,105	-17%	-6%
Hybrid/Synthetic Segment	(521)	5	277	-10520%	-98%
Traditional Tissue Segment	1,272	3,666	2,470	-65%	48%
Spinal Allograft Segment	1,055	286	1,941	269%	-85%
Client Services Segment	1,166	4,454	5,744	-74%	-22%
Other	2,461	1,265	334	95%	279%
	21,175	28,578	30,871	-26%	-7%
Corporate	(24,087)	(26,001)	(27,608)	-7%	-6%
Operating Income (loss)	$ (2,912)	$ 2,577	$ 3,263	-213%	-21%

Product segment operating income is comprised of segment revenue less material and processing cost and selling and marketing expenses. Total product segment operating income for 2009 declined as compared to the prior year principally due to lower gross profit after giving effect to our patent licensing arrangements contributing $2.8 million and $0.5 million to product segment operating income in 2009 and 2008, respectively. Marketing and selling expenses for 2009 were relatively flat compared to 2008. As a result, in 2009 product segment operating income, as a percent of revenue, declined to 22% compared to 28% in the prior year.

Costs and expenses associated with Corporate for the year ended December 31, 2009 declined 7% when compared to the prior year period primarily due to lower professional fees and lower performance compensation expense, partially offset by severance costs incurred in late 2009.

Total product segment operating income of $28.6 million for the year ended December 31, 2008 declined 7% compared to 2007. Segment operating income was negatively impacted by higher selling and marketing expenses which were partially offset by a higher gross margins including the effect of $0.5 million in license fee revenue. In 2008 product segment operating income as a percentage of revenue was 28% compared to 30% in the prior year.

Costs and expenses associated with Corporate Segment declined 6% for 2008 compared to 2007. In 2008, higher research and development expenses were offset by lower performance compensation expenses while in 2007, we also incurred a litigation settlement of $1.0 million.

Other Income (Expense)

For the year ended December 31, 2009, other expense of $1.4 million is primarily related to interest expense associated with our capital lease obligation. For the year ended December 31, 2009, interest income, miscellaneous income and expenses and foreign exchange gains and losses were not significant.

For the year ended December 31, 2008, other expenses of $0.1 million primarily represents $1.5 million in interest expense associated with our capital lease obligation offset partially by interest income of $0.4 million and litigation settlement income of $1.0 million. For the year ended December 31, 2008, aggregate foreign exchange gains and losses were not significant.

For the year ended December 31, 2007, other expenses of $0.6 million represents $1.6 million of interest expense associated with our capital lease obligation, partially offset by interest income on invested cash balances of $1.0 million.

Future foreign exchange gains and losses, including those related to intercompany debt, may have a material impact on our results of operations in the event of significant changes in the exchange rate between the U.S. dollar and the euro, although the impact of such gains and losses should not have any impact on consolidated cash flows.

Income Tax Provision

In 2009, as a result of incurring a loss for Federal tax purposes we did not provide for Federal income taxes but did provide a provision for certain state taxes on alternative methods and for foreign taxes. In addition, as a result of settlement of various uncertain tax positions during 2009, the Company recorded an income tax benefit for Federal, state and foreign taxes of $522.

In 2008 and 2007, after the application of available net operating loss carryforwards, we provided for Federal income taxes based on the alternative minimum tax method, as well as provided a provision for certain state taxes on alternative methods and foreign taxes. In 2008, we also recorded a charge related to our assessment of uncertain tax positions mainly as a result of an ongoing Federal tax audit. The carryforwards utilized for Federal, state and foreign purposes carried full valuation allowances. Our state income tax benefit in 2007 was primarily due to the reversal of certain domestic state tax reserves and the filing for a state tax refund related to a prior year, partially offset by a provision for minimum state taxes in certain jurisdictions.

At December 31, 2009, 2008 and 2007, the Company evaluated the continuing need for valuation allowances for its domestic and foreign deferred tax assets in accordance with the provisions of Financial Accounting Standards Board Codification Topic ("Codification") ASC 740, *Income Taxes*, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. The Company has determined, based on its assessment, that there is not sufficient positive evidence to support the reversal of such valuation allowances. The Company intends to maintain the valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowances. The Company evaluates its position with respect to the valuation allowance each quarter by taking into consideration numerous factors, including, but not limited to: past, present and forecasted results; the impact in each jurisdiction of operation activities; and the anticipated effects of the Company's strategic plan.

We file U.S., state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2003 through 2009 tax years generally remain subject to examination by Federal, foreign and most state authorities including, but not limited to, the United States, France, Bulgaria and the State of New Jersey. During 2009, the U.S. Internal Revenue Service ("IRS") examination of our 2003 through 2005 Federal tax returns, the State of New Jersey's examination of our 2003 through 2006 state income tax filings and the French tax authority's audit of the 2006 and 2007 tax filings by our French subsidiary were concluded.

The audits resulted in the payment of a minor amount of taxes as a result of the French tax audit. The aggregate amount of our available Federal and State of New Jersey net operating loss carryforwards ("NOLs") was not materially impacted. Certain Federal research and development credit carryforwards were eliminated.

The components of our unrecognized tax benefits ("UTBs") are substantially comprised of deferred tax assets which are subject to a full valuation allowance. If we prevail in matters for which either a receivable or a liability for a UTB has been established, we are required to pay an amount or utilize NOLs to settle a tax liability, or estimates regarding a UTB change as a result in changes in facts and circumstances, our effective tax rate in a given financial reporting period may be affected.

A reconciliation of the beginning and ending amount of UTBs is as follows:

(in thousands)	2009	2008	2007
Unrecognized Tax Benefits, January 1 (excluding interest and penalties)	$ 3,854	$ 3,672	$ -
Additions related to current period tax positions	-	-	57
Additions related to prior period tax positions	-	853	3,615
Reductions related to prior periods tax positions	(751)	(671)	-
Reductions related to settlements with taxing authorities	(2,378)	-	-
Reductions related to expiration of statute of limitations	(663)	-	-
Unrecognized Tax Benefits, December 31	$ 62	$ 3,854	$ 3,672
Accrued interest and penalties, January 1	$ 120	$ -	$ -
Additions/reductions charged to expense	-	120	-
Reductions related to expiration of statute of limitations	(120)	-	-
Accrued interest and penalties, December 31	$ -	$ 120	$ -

At December 31, 2009, 2008 and 2007, the reduction in net Federal, state and foreign deferred tax assets as a result of UTBs was offset by a similar change in the related valuation allowance. It is expected that the amount of UTBs will change in the next twelve months; however, we do not anticipate the change to be significant.

Liquidity and Capital Resources

(in thousands)	**December 31, 2009**	**December 31, 2008**
Cash and cash equivalents	$ 10,708	$ 18,823
Working Capital	$ 53,301	$ 55,624
Stockholders' equity	$ 80,286	$ 82,850

	Year Ended December 31,	
Summary of cash flow:	**2009**	**2008**
Net cash provided by (used in) operating activities	$ (4,955)	$ 3,373
Net cash used in investing activities	$ (2,248)	$ (6,836)
Net cash used in financing activities	$ (948)	$ (454)
Effect of foreign currency exchange rates on cash	$ 36	$ (37)
Net decrease in cash and cash equivalents	$ (8,115)	$ (3,954)

Cash Flow From Operating Activities

Net cash used by operating activities was $5.0 million in 2009 compared to $3.4 million provided by operating activities in 2008. The change resulted primarily from the net loss for 2009 compared to a profit in the prior year and a decrease in accounts payable and accrued expenses of $7.5 million. During 2009, we increased our investment in tissue inventories by $.7 million. In 2008, we increased our investment in additional tissue inventories by $12.4 which was partially offset by an increase in accounts payable.

Cash Flows From Investing Activities

Net cash used in investing activities was $2.2 million in 2009 compared to $6.8 million in the prior year and principally relates to the funding of capital expenditures and intellectual property. In 2008 capital expenditures included the implementation of a new enterprise software system and expenditures for production equipment and facilities for new products. We anticipate that for 2010, the funding of capital expenditures and patent development will be relatively consistent with our 2009 levels.

Cash Flows From Financing Activities

Net cash used in financing activities was $0.9 million and $0.5 million for the years ended December 31, 2009 and 2008, respectively. Principal payments on our capital lease obligation were $0.9 million and $0.8 million in 2009 and 2008, respectively. In 2008, cash inflows of $0.5 million were generated from the exercise of stock options and the sale of common stock pursuant to our employee stock purchase plan.

Repurchase of Common Stock

In December 2008, our Board of Directors authorized a stock repurchase program under which up to $5.0 million of shares of our common stock may be acquired. Stock repurchases may be executed from time to time at current market prices through open-market and privately negotiated transactions in such amounts as management deems appropriate. The final number of shares repurchased will depend on a variety of factors, including the level of our cash and cash equivalents, price, corporate and regulatory requirements and other market conditions. The repurchase program may be terminated at any time without prior notice. During the first quarter of 2009, we repurchased 50,480 shares with an average price paid of $2.02 per share. We made no repurchases during the balance of 2009. Through December 31, 2009, we had acquired 115,670 shares of our common stock at an average purchase price of $1.96 per share.

Further Liquidity and Financing Needs

At December 31, 2009, cash and cash equivalents were $10.7 million, a decline of $8.1 million from cash and cash equivalents of $18.8 million at December 31, 2008. The decline in cash during 2009 was primarily attributable to the net loss, payments to vendors, funding capital expenditures and making required principal payments on our capital lease obligation. For 2010, we have instituted plans to recover some of our investments in working capital, but we will still fund additional investments in capital expenditures and make payments under the capital lease obligation. We are instituting cost reduction programs to align our infrastructure and initiatives with the size of our revenue base. In addition, we are currently focused on the launch of several new tissue products from our new, proprietary technology platforms which we believe will provide revenue growth in future periods. Revenue growth is the most important factor in achieving the benefits of our internal financial model by leveraging our processing operation and back office infrastructure. All of these efforts are important components of our plan to reduce the cash burn rate. Based on our current projections and estimates, we believe that our currently available cash and cash equivalents, credit facility, cash generated from operations and the favorable cash impact from the actions noted above will be sufficient to meet our forecasted cash needs for the next twelve months. We can provide no assurance our efforts will be successful to recover some of the investments we have made in working capital, that our cost reduction programs will be effective, that our new products will be accepted in the market or that we will realize the benefits of our internal financial model. Our future liquidity and capital requirements will depend upon numerous factors including:

- the progress of our product launches and product development programs and the need and associated costs relating to regulatory approvals, if any, which may be needed to commercialize some of our products under development; and
- the resources we devote to the development, manufacture and marketing of our services and products.

Should we not attain our current projections and estimates, the pace of new product introductions and development can be effected. We may seek additional funding to meet the needs of our long-term strategic plans. We can provide no assurance that such additional funds will be available or, if available, that such funds will be available on favorable terms.

Credit Facility

On December 29, 2009, we entered into a Revolving Credit and Security Agreement (the "Credit Agreement") with PNC Bank, National Association as lender and agent ("PNC"). Pursuant to the terms of the Credit Agreement and upon request, we may borrow from PNC up to $10.0 million subject to a maximum borrowing base that is based upon an amount equal to 85% of our eligible receivables (as that term is defined in the Credit Agreement) less such reserves as PNC reasonably deems proper and necessary. Under the Credit Agreement, we are permitted to use the proceeds of any such borrowings to satisfy our working capital needs and for general corporate purposes. Borrowings under the Credit Agreement bear interest at one of three variable rates; PNC's base commercial lending rate plus 2%; the federal funds open rate plus 0.5% or LIBOR plus 3%. In no event will the interest rate be less than 3%. Borrowings are secured by essentially all our assets. Under the Credit Agreement, we are obligated to pay PNC a quarterly facility fee of 0.5% per annum on the unused portion of the Credit Agreement.

We are also required to maintain compliance with various financial and other covenants and conditions, including but not limited to, a prohibition on paying cash dividends, a requirement that a fixed charge coverage ratio be maintained beginning on March 31, 2011, and certain limitations on engaging in affiliate transactions, making acquisitions, incurring additional indebtedness and making capital expenditures, the breach of any of which would permit PNC to accelerate the obligations. The Credit Facility also includes subjective acceleration provisions. Such provisions are based upon, in the reasonable opinion of PNC, the occurrence of any adverse or material change in the condition or affairs, financial or otherwise, of us, which impairs the interest of PNC.

As of December 31, 2009, there were no amounts outstanding under the Credit Agreement and we are in compliance with all covenants.

Net Loss Carryforwards

At December 31, 2009, we had aggregate federal net operating loss carryforwards of $22.0 million and federal research and development and alternative minimum tax credits of $0.9 million and $0.1 million, respectively, which expire in varying amounts beginning in 2025 through 2030. At December 31, 2009, we had state net operating loss carryforwards of $30.0 million. State net operating loss carryforwards, which primarily offset New Jersey taxable income, expire in varying amounts beginning in 2012 through 2030. In addition, we had state research and development, manufacturing and other credits of $1.1 primarily to offset New Jersey income taxes, which expire in varying amounts beginning in 2010 through 2015.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2009, and the effects such obligations are expected to have on our liquidity and cash flow in future periods.

		Payments Due By Period			
(In thousands)					
Contractual Obligations	Total	Less Than One Year	Years 1-3	Years 3-5	More than 5 Years
Capital lease obligation	$ 25,111	$ 2,326	$ 4,291	$ 2,920	$ 15,574
Non-cancelable operating lease obligations	7,208	1,674	3,216	2,318	
Retirement and severance payments	453	293	160		
Asset retirement obligation – Shrewsbury facility (1)	1,014			1,014	
Asset retirement obligation – Eatontown facility (2)	8,190				8,190
Reimbursement under tissue supply agreements (3)	28,365	9,110	19,255		
Total	$ 70,341	$ 13,403	$ 26,922	$ 6,252	$ 23,764

(1) Represents the future value of the Shrewsbury asset retirement obligation as of December 31, 2009. This asset retirement obligation will be accreted from its current value as of December 31, 2009 of $1.2 million to its expected future value over the next four years.

(2) Represents the future value of the Eatontown asset retirement obligation as of December 31, 2009. This asset retirement obligation will be accreted from its current value as of December 31, 2009 of $2.3 million to its expected future value over the next sixteen years.

(3) Represents the minimum reimbursement to be made under our agreement with a supplier for their services of donor recovery and donor eligibility related to the allograft bone tissue to be supplied to us over the current term of the agreement.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are materially likely to have a current or future material effect on our financial condition or results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate the estimates and may adjust them based upon the latest information available. These estimates generally include those related to product returns, bad debts, inventories including purchase commitments, deferred processing costs including reserves for rework, excess and obsolescence, long-lived assets, asset retirement obligations, income taxes, stock-based compensation, contingencies and litigation. We base the estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

- We record reductions to revenue for estimated returns based upon historical experience. If future returns are less than historical experience, a reduction in estimated reserves would increase revenue. Alternatively, should returns exceed historical experience, additional allowances would be required, which would reduce revenue. Historically, the amount of returns has not been material.

- We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Changes in estimates of collection risk related to accounts receivable can result in decreases or increases in current period operating costs.

- We recognize patent license fees as other revenue when our performance under the applicable agreement is substantially complete and collectability is reasonably assured.

- We recognize revenue for nonmonetary transactions based on the fair value of the asset received or surrendered, whichever is more clearly evident.

- We write down inventory and deferred processing costs for estimated excess, obsolescence or unmarketable tissue grafts and products equal to the lower of cost or market value. Excess and obsolescence could occur from numerous factors, including, but not limited to, the competitive nature of the market, technological change, expiration and changes in surgeon preference. If actual market conditions are less favorable than those projected by management, additional write-downs may be required, including provisions to reduce inventory and deferred processing costs to net realizable value. In each period, we also assess our production activity in relationship to historical experience and normal capacity, and evaluate the need to reflect processing costs as either period costs or as a component of deferred processing costs. In periods where our actual process activities are less than historical experience and deemed abnormal, we charge an appropriate portion of our processing costs directly to cost of revenue in the consolidated statements of operations. In addition, we provide reserves, if any, for the difference between our contractual purchase commitments and our projected purchasing patterns based upon maintenance of adequate inventory levels and forecasted revenues. If actual revenue is less favorable than those forecasted by management, additional reserves may be required; alternatively, if revenue is stronger than forecasted by management, such reserves would be reduced.

- We continually monitor events and circumstances that could indicate carrying amounts of long-lived assets, including property, plant, equipment and intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess recoverability of long-lived assets, other than goodwill, by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the asset, or discounted estimated future cash flows if fair value is not readily determinable. Goodwill is tested for impairment, based on fair market value measurements, on an annual basis as of January 1, and between annual tests if indicators of potential impairment exist. No impairment of goodwill has been identified during any of the periods presented.

- The estimates of fair market value and future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual fair market value and cash flows could differ from management's estimates due to changes in business conditions, operating performance and economic conditions.

- We record an asset retirement obligation when an obligation to retire an asset is determined. The asset retirement obligation is accrued at its estimated fair value with a corresponding increase in the carrying amount of the related long-lived asset, if appropriate. We determine the amount of the asset retirement obligation based upon a number of assumptions requiring professional judgment and make adjustments to the asset retirement obligation recorded based on the passage of time or revisions to either the timing or the amount of the undiscounted cost estimate to retire the asset.

- We record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income, in the event that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of a net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. We accrue current and future tax liabilities based upon levels of taxable income, tax planning strategies, and assessments of the timing of taxability of the tax attributes. We provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. To the extent we prevail in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, our effective tax rate in a given financial statement period may be affected.

- We measure stock-based compensation cost at the date of grant based on the fair value of the award, which is recognized as an expense generally on a straight-line basis over the employee's or consultant's requisite service period with an equal amount recorded as additional paid in capital, net of income tax benefit, if any, until such time as the fair value has been fully recognized. We account for forfeitures using an estimated rate when determining the fair value of the award.

- Litigation is subject to many uncertainties and management is unable to predict the outcome of pending litigation. When we are reasonably able to determine the probable minimum or ultimate liability, if any, which may result from any of the pending litigation, we will record a provision for our best estimate of such liability, and if appropriate, will record a benefit for the amounts covered by insurance. If the outcome or resolution of the pending litigation is for amounts greater than accrued, an expense will be recorded in the period the determination is made. Alternatively, should the outcome or resolution be for less than accrued, we would reduce the expense in the period the determination is made.

Recent Accounting Developments

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

Effective for us beginning September 15, 2009, the FASB Codification is the source of authoritative United States generally accepted accounting principles ("GAAP") to be applied to nongovernmental entities and rules and interpretive releases of the Securities and Exchange Commission ("SEC") as authoritative GAAP for SEC registrants. The Codification superseded all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts but rather issues accounting standards updates. The adoption of the Codification had no material impact on our financial statements.

Impact of Inflation and Foreign Currency Exchange Fluctuations

The results of operations for the periods discussed have not been materially affected by inflation. We are subject to foreign currency fluctuations for material changes in exchange rates between the U.S. dollar and other foreign currencies, primarily the euro. As our foreign source revenue grows and represents a larger percentage of our consolidated revenues and profits, foreign currency transaction adjustments may impact our operating results to a greater extent.

The majority of our sales to international stocking distributors are denominated in U.S. dollars. Generally, our results of operations are directly or indirectly positively impacted by a weakening of the U.S. dollar against the euro or a weakening of the U.S. dollar against the other local foreign currencies in countries to which we sell. During the first half of 2009, the U.S. dollar remained flat against the euro whereas during later half of 2009, the U.S. dollar weakened against the euro resulting in a foreign exchange gain of $0.1 million for the year.

During 2008, the U.S. dollar fluctuated significantly versus the euro especially during the last quarter of the year. At December 31, 2008, the U.S. dollar closed 5% above the prior year-end level. However, the average exchange rate for the year was effectively equal to the closing rate at December 31, 2008. As a result of the timing of our various transactions denominated in euros, in 2008 we recognized $0.1 million in foreign exchange losses.

In 2007, we recognized foreign currency losses, primarily related to the impact of exchange rates on intercompany indebtedness, of $0.8 million.

Litigation

We are currently involved in certain legal proceedings. For a complete discussion of these matters, see Note 14 of "Notes to Consolidated Financial Statements." It is possible that our results of operations or liquidity and capital resources could be adversely affected by the ultimate outcome of the pending litigation or as a result of the costs of contesting such lawsuits.

Government Proceedings

In December 2008, we were advised that during a November 2008 inspection of donor recovery sites in Bulgaria by the French regulatory agency, afssaps, deficiencies were identified. As a precautionary measure, we temporarily suspended the distribution of allograft tissue grafts processed from tissue recovered by our subsidiary, TB OsteoCentre Bulgaria EAD ("OCBG"). During the third quarter of 2009, as a result of a notice from afssaps we began the shipment of allograft tissue grafts processed from tissue recovered by OCBG. Suspension of shipment of these products had been self-imposed by us since December 2008 as a result of deficiencies unrelated to product contamination. We however, need to complete additional procedures, which we expect to complete in mid-2010, before we release a remaining $500 in tissue product.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of federal securities laws that may include statements regarding intent, belief or current expectations of Osteotech and our management. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. We desire to take advantage of these "safe harbor" provisions. Accordingly, we have identified in Item 1A of our 2009 Annual Report on Form 10-K important risk factors which could cause our actual results to differ materially from any such results which may be projected, forecasted, estimated or budgeted by us in forward-looking statements made by us from time to time in reports, proxy statements, registration statements and other written communications, or in oral forward-looking statements made from time to time by our officers and agents.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to interest rate risk. Changes in interest rates affect interest income earned on cash and cash equivalents. We do not enter into derivative transactions related to our cash or cash equivalents. Accordingly, we are subject to changes in interest rates. Based on our December 31, 2009 cash and cash equivalents, a 1% change in interest rates would impact net income by approximately $0.1 million.

Our Credit Agreement entered into in December 2009 is a variable rate facility and as such, the interest cost, should we draw against the facility is, therefore, variable.

Credit Risks

We sell our products to hospitals in the United States and to stocking distributors internationally. Stocking distributors in turn sell to hospitals or other medical establishments and, in many instances, individual stocking distributors maintain higher individual balances with longer payment terms. At December 31, 2009 and 2008, international stocking distributors accounted for 41% and 30%, respectively, of our accounts receivable. Loss, termination or changes in financial condition of a distributor, as well as a change in medical reimbursement regimens by foreign governments where our products are sold, along with changes in the U.S. dollar/euro exchange rate; or changes in local currency exchange rates relative to the U.S. dollar, in international countries where our distributors operate, could have a material adverse effect on our financial condition and results of operations.

Foreign Exchange Risks

Generally, sales to international stocking distributors are denominated in U.S. dollars. However, in certain instances, we invoice in currencies other than U.S. dollars and also, to a lesser extent, make purchases denominated in currencies other than U.S. dollars. We therefore are exposed to risks of foreign currency fluctuations, which we do not hedge, and are subject to transaction gains and losses, which are recorded as a component of other income in the determination of net income. Additionally, the assets and liabilities of our non-U.S. operations are translated into U.S. dollars at exchange rates in effect as of the applicable balance sheet dates, while related revenue and expense accounts of these operations are translated at average exchange rates during the month in which related transactions occur. Translation gains and losses are included as an adjustment to stockholders' equity and included in other comprehensive income.

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Common Stock is listed on the NASDAQ Global Market under the trading symbol "OSTE."

The following table sets forth the high and low sale prices for the Common Stock for each of the fiscal quarters during the years ended December 31, 2009 and 2008 based on transaction data as reported by the NASDAQ Global Market.

	Year Ended December 31, 2009	
	High	Low
First Quarter	$ 3.94	$ 1.74
Second Quarter	$ 4.63	$ 3.01
Third Quarter	$ 5.04	$ 3.87
Fourth Quarter	$ 4.84	$ 2.55

	Year Ended December 31, 2008	
	High	Low
First Quarter	$ 7.53	$ 4.12
Second Quarter	$ 6.21	$ 3.99
Third Quarter	$ 5.68	$ 4.11
Fourth Quarter	$ 4.20	$ 1.31

Holders

As of March 1, 2010, there were 410 holders of record of Osteotech Common Stock. We believe that there are approximately 2,800 beneficial owners of our Common Stock.

Dividends

We have never paid a cash dividend and do not anticipate the payment of cash dividends in the foreseeable future. We expect to retain future earnings to finance our growth. In addition, our credit facility restricts our ability to pay dividends, see Note 11 of "Notes to Consolidated Financial Statements." The declaration of dividends in the future will remain within the discretion of our Board of Directors, which will review our dividend policy from time to time.

Stockholder Return Performance Graph

The graph below summarizes the total cumulative return experienced by Osteotech's stockholders during the five-year period ended December 31, 2009, compared to the NASDAQ Stock Market Index and the Dow Jones Medical Supplies Index. The changes for the periods shown in the graph and table are based on the assumption that $100.00 has been invested in Osteotech, Inc. common stock and in each index below on January 1, 2005 and that all cash dividends were reinvested.



$200
$100
$0
January 1, 2005
December 30, 2005
December 29, 2006
December 31, 2007
December 31, 2008
December 31, 2009
Osteotech, Inc.
Nasdaq Stock Market
Dow Jones Medical Supplies

	Jan. 1	December 31,				
	2005	2005	2006	2007	2008	2009
Osteotech, Inc.	$ 100.00	$ 90.36	$ 102.73	$ 142.18	$ 30.73	$ 58.18
Nasdaq Stock Market	$ 100.00	102.28	112.81	124.70	59.78	86.87
Dow Jones Medical Supplies	$ 100.00	99.58	118.64	148.11	113.94	142.07

Recent Sales of Unregistered Securities and Purchases of Equity Securities by the Company

Not applicable.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Publications

We maintain a website at www.osteotech.com to provide information to the general public and our shareholders on out tissue forms, products, resources and services, along with general information on Osteotech and its management, career opportunities, financial results and press releases. **Copies of our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our other reports filed with the Securities and Exchange Commission, or SEC, can be obtained, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to the SEC, from our Investor Relations Department at 51 James Way, Eatontown, New Jersey 07724, through an email request from our website at www.osteotech.com/finrequest.htm, through the SEC's website by clicking the direct link from our website at www.Osteotech.com/finrequest.htm or directly from the SEC's website at www.sec.gov.** Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report.

OSTEOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

December 31,	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 10,708	$ 18,823
Accounts receivable, net of allowance of $304 in 2009 and $401 in 2008	16,165	17,968
Deferred processing costs	38,562	38,715
Inventories	1,819	1,467
Prepaid expenses and other current assets	3,247	3,115
Total current assets	70,501	80,088
Property, plant and equipment, net	29,575	34,005
Goodwill	1,953	1,953
Other assets	14,908	11,069
Total assets	$116,937	$127,115
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 16,206	$ 23,569
Current maturities of capital lease obligation	994	895
Total current liabilities	17,200	24,464
Capital lease obligation	12,181	13,175
Other long-term liabilities	7,270	6,626
Total liabilities	36,651	44,265
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued or outstanding		
Common stock, $.01 par value; 70,000,000 shares authorized at both December 31, 2009 and 2008; 18,179,180 shares and 17,979,846 shares issued at December 31, 2009 and 2008, respectively	182	180
Additional paid-in capital	71,337	69,801
Treasury stock, at cost; 115,670 shares and 65,190 shares at December 31, 2009 and 2008, respectively	(227)	(125)
Accumulated other comprehensive income	1,410	1,393
Retained earnings	7,584	11,601
Total stockholders' equity	80,286	82,850
Total liabilities and stockholders' equity	$116,937	$127,115

The accompanying notes are an integral part of these consolidated financial statements.

OSTEOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

For the year ended December 31,	2009	2008	2007
Revenue	$96,678	$103,814	$104,277
Cost of revenue	49,108	48,770	50,555
Gross profit	47,570	55,044	53,722
Marketing, selling and general and administrative expenses	43,996	45,032	44,801
Research and development expenses	6,486	7,435	5,658
	50,482	52,467	50,459
Operating income (loss)	(2,912)	2,577	3,263
Other income (expense):			
Interest income	31	454	1,022
Interest expense	(1,443)	(1,526)	(1,610)
Other	42	961	(1)
	(1,370)	(111)	(589)
Income (loss) before income taxes	(4,282)	2,466	2,674
Income tax expense (benefit)	(265)	263	57
Net income (loss)	$ (4,017)	$ 2,203	$ 2,617
Earnings (loss) per share:			
Basic	$ (.22)	$ .12	$ .15
Diluted	$ (.22)	$ .12	$ .15
Shares used in computing earnings (loss) per share:			
Basic	17,968,971	17,833,902	17,538,254
Diluted	17,968,971	18,083,584	17,926,384

The accompanying notes are an integral part of these consolidated financial statements.

OSTEOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(dollars in thousands)

For the years ended December 31, 2009, 2008 and 2007

	Common Stock		Additional Paid-In	Treasury Stock		Accumulated Other Comprehensive	Retained	Total Stockholders'
	Shares	Amount	Capital	Shares	Amount	Income	Earnings	Equity
Stockholders' Equity, January 1, 2007	17,396,775	$174	$65,784			$1,114	$ 6,781	$73,853
Net income							2,617	2,617
Currency translation adjustments						317		317
Total comprehensive income								2,934
Exercise of stock options	279,336	3	1,238					1,241
Common stock issued pursuant to employee stock purchase plan	21,428	-	162					162
Stock-based compensation expense			838					838
Stockholders' Equity, December 31, 2007	17,697,539	177	68,022			1,431	9,398	79,028
Net income							2,203	2,203
Currency translation adjustments						(38)		(38)
Total comprehensive income								2,165
Exercise of stock options/vested restricted stock units	213,247	2	237					239
Common stock issued pursuant to employee stock purchase plan	69,060	1	237					238
Purchase of Treasury stock				65,190	$(125)			(125)
Stock-based compensation expense			1,305					1,305
Stockholders' Equity, December 31, 2008	17,979,846	180	69,801	65,190	(125)	1,393	11,601	82,850
Net loss							(4,017)	(4,017)
Currency translation adjustments						17		17
Total comprehensive income								(4,000)
Exercise of stock options/vested restricted stock units	185,750	2	-					2
Common stock issued pursuant to employee stock purchase plan	13,584	-	47					47
Purchase of Treasury stock				50,480	(102)			(102)
Stock-based compensation expense			1,489					1,489
Stockholders' Equity, December 31, 2009	18,179,180	$182	$71,337	115,670	$(227)	$1,410	$ 7,584	$80,286

The accompanying notes are an integral part of these consolidated financial statements.

OSTEOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

For the year ended December 31,	2009	2008	2007
Cash Flow From Operating Activities			
Net income (loss)	$ (4,017)	$ 2,203	$ 2,617
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	5,843	5,706	5,396
Stock-based compensation expense	1,330	1,305	838
Loss on disposal of assets	146	398	-
Changes in assets and liabilities:			
Accounts receivable	1,803	1,385	(846)
Deferred processing costs	(704)	(12,375)	(2,349)
Inventories	(352)	(296)	(166)
Prepaid expenses and other current assets	762	342	(1,162)
Net receivables from license agreements	(2,294)	(500)	-
Note receivable from patent litigation settlement	-	1,000	1,000
Accounts payable and other liabilities	(7,472)	4,205	2,803
Net cash (used in) provided by operating activities	(4,955)	3,373	8,131
Cash Flow From Investing Activities			
Capital expenditures	(1,414)	(5,853)	(3,312)
Other, net	(834)	(983)	(739)
Net cash used in investing activities	(2,248)	(6,836)	(4,051)
Cash Flow From Financing Activities			
Purchase of treasury stock	(102)	(125)	-
Issuance of common stock	49	477	1,403
Principal payments on capital lease obligation	(895)	(806)	(727)
Net cash (used in) provided by financing activities	(948)	(454)	676
Effect of exchange rate changes on cash	36	(37)	75
Net (decrease) increase in cash and cash equivalents	(8,115)	(3,954)	4,831
Cash and cash equivalents at beginning of year	18,823	22,777	17,946
Cash and cash equivalents at end of year	$10,708	$18,823	$22,777

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Osteotech, Inc. (the "Company") is a leading technology company that develops innovative and efficacious products for regenerative medicine. The Company is focused on creating innovative technology platforms that will provide a variety of procedural specific biologic products to address the changing needs of orthopedics and healthcare in general. By developing specific products for specific surgical procedures, the Company believes it will be able to provide the surgeon with the "right product at the right time for the right procedure" and, therefore, improve patient outcomes.

The Company's goal is to utilize its technology platforms to develop tissue forms and products to create procedure specific solutions to repair, replace or heal bone and tissue loss caused by trauma, disease or surgical intervention and to augment prosthetic implant procedures to facilitate spinal fusion and to replace and/or repair damaged ligaments, tendons and other tissues within the human body. The Company provides biologic solutions to orthopedic, spinal, neurosurgical and oral/maxillofacial surgeons for use in the various surgical procedures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany transactions and balances are eliminated. The Company has no material interests in variable interest entities.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include allowances for accounts receivable, the useful lives of capital assets and intangible assets, inventory and deferred processing costs valuation, deferred tax asset valuation, uncertain tax positions, certain accrued and contingent liabilities and the fair value of stock-based compensation.

Revenue Recognition

The Company derives revenue principally from service fees related to the distribution of its tissue grafts and products. Revenue, net of trade discounts and allowances, is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when risk of loss has transferred to the Company's customers, usually upon shipment to such customers, except for the Company's products maintained as consigned inventory, when delivery is considered to have occurred at the time that the tissue graft or product is consumed by the end user (See Note 19 for a summary of revenue by segment). Generally, customers are not allowed to return product unless damaged or determined to be unsuitable for a specific procedure and the Company bases its estimate for sales returns upon historical trends and records this amount, as a reduction to revenue.

The Company recognizes patent license fees as other revenue when the Company's performance under the applicable agreement is substantially complete and collectability is reasonably assured.

Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with original maturities of three months or less, including the Company's investment in money market funds, to be cash equivalents. As of December 31, 2009, a significant portion of the Company's cash and cash equivalents were held in money market accounts, which are valued using Level 1 inputs under the guidance of the Financial Accounting Standards Board (FASB) Codification ("Codification") Topic 820, *Fair Value Measurements* (ASC 820). Investments with maturities in excess of three months but less than one year, when purchased, will be classified as short-term investments and valued in accordance with ASC 820.

Fair Value Measurements

The carrying value of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities approximates the fair value of these financial instruments at December 31, 2009 and 2008 due to their short maturities.

The Company follows the provisions of ASC 820, which defines fair value, establishes a framework for measuring fair value of assets and liabilities, and expands disclosures about fair value measurements. ASC 820 applies under a number of other accounting pronouncements that require or permit fair value measurements. Certain provisions of ASC 820, as they relate to non-financial assets and liabilities, were adopted by the Company beginning on January 1, 2009.

Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on the following three levels of inputs that may be used to measure fair value, of which, the first two are considered observable and the last unobservable:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth the Company's financial assets that were measured at fair value as of December 31, 2009 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset:			
Money market funds	$ 5,827	$ —	$ —

Deferred Processing Costs

Deferred processing costs are stated at the lower of cost or market, with cost determined under the first-in, first-out method. Costs related to tissue grafts and processing are deferred until the tissue is released from final quality assurance testing and shipped to customers, except for consigned inventory, whose costs are deferred until the tissue graft is consumed by the end user.

Inventories

Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out method. Inventories consist of supplies and raw materials, which principally support the processing of allograft bone tissue, and finished goods, which principally represent synthetic or xenograft products.

Long-Lived Assets

Impairment – The Company continually monitors events and circumstances that could indicate that carrying amounts of long-lived assets, including property, plant, equipment and intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess recoverability of long-lived assets, other than goodwill, by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the asset, or discounted estimated future cash flows if fair value is not readily determinable. Goodwill is tested for impairment, based on fair market value measurements, on an annual basis as of January 1, and between annual tests if indictors of potential impairment exist. No impairment of goodwill has been identified during any of the periods presented.

The estimates of fair market value and future cash flows involve considerable management judgment and are based upon, among other things, assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual future operating performance could differ from management's estimates due to changes in business conditions, operating performance and economic conditions.

Property, plant and equipment – Property, plant and equipment, including costs for software developed or obtained for internal use, are stated at cost. Assets under capital leases are recorded at the lower of the fair market value of the asset or the present value of the future minimum lease payments. Assets subject to asset retirement obligations are recorded at cost plus the initial value, or any appropriate revisions thereof, of the asset retirement obligation. Major renewals and betterments are capitalized while maintenance and repairs are expensed as incurred. Interest, if any, is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the underlying assets and is amortized over each respective asset's estimated useful life. The cost of assets under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Depreciation is computed on the straight-line method over the following estimated useful lives of the assets:

Capitalized lease and leasehold improvements	Lesser of the useful life of the asset or the term of the respective lease
Machinery and equipment	5 to 10 years
Computer hardware and software	5 years
Office equipment, furniture and fixtures	5 years
Surgical instrumentation	3 years

When depreciable assets are retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded as a component of other income in the consolidated statements of operations.

Goodwill – The Company's goodwill mainly relates to the Company's international activities in the sale and distribution of allograft bone tissue products. No impairment of goodwill has been identified during any of the periods presented.

Other intangible assets – The Company's other intangible assets, which principally represent patents and patent applications, are recorded at cost. Patents are amortized over 5 years. Patent application costs will commence amortization upon the grant of the patent, or expensed if the application is rejected, withdrawn or abandoned.

Asset Retirement Obligations

The Company records an asset retirement obligation ("ARO") when an obligation to retire an asset is determined and reasonably estimatable. The ARO is accrued at its estimated fair value with a corresponding increase in the carrying amount of the related long-lived asset, or if appropriate, a corresponding charge to the results of operations. In each subsequent period, the ARO is accreted from its current discounted value to its expected future settlement value, and the related capitalized cost is depreciated over the useful life of the related long-lived asset. The valuation of an ARO is based upon a number of assumptions requiring professional judgment, including expected future settlement values and the credit-adjusted risk free interest rate, and future adjustments of these assumptions may have a material impact on the Company's results of operations.

Grants

As part of the Company's efforts to foster the development of new technologies, tissue donations and expansion of tissue supply, the Company may, from time-to-time, provide grants to educational and other organizations. Grants are included in marketing, selling and general and administrative expenses in the consolidated statements of operations when the Company makes a fixed and determinable commitment to fund a specific grant. As of December 31, 2009, the Company does not have any grant commitments.

Income Taxes

The Company records a provision for income taxes including federal, state and foreign income taxes currently payable and those deferred because of temporary differences in the basis of assets and liabilities between amounts recorded for financial statement and tax purposes. Deferred taxes are calculated using the liability method. A valuation allowance is established, as needed, to reduce the carrying value of net deferred tax assets if realization of such assets is not considered to be "more likely than not."

The Company recognizes the tax benefit from an uncertain tax position when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the taxing authorities. Additionally, the amount of the tax benefit to be realized is the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon settlement. If the more likely than not threshold is not met in the period for which a tax position is taken, the Company may subsequently recognize the benefit of that tax position if the tax matter is effectively settled, the statute of limitations expires, or if the more likely than not threshold is met in a subsequent period. The Company recognizes interest and penalties related to unrecognized tax benefits ("UTBs") in income tax expense.

Research and Development

Research and development costs include compensation related expenses of employees and third-party development costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Stock-Based Compensation

The Company's compensation programs include share-based payments. All awards under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into marketing, selling and general and administrative expense in the consolidated statement of operations, as appropriate.

Nonmonetary Transactions

The Company recognizes nonmonetary transactions in accordance with Codification Topic 845-10, *Nonmonetary Transactions*.

In 2009, the Company completed a nonmonetary transaction from which the Company will receive tissue over a three year period beginning in the third quarter of 2010. Revenue recorded in 2009 of $2,787 from this transaction equals the present value of the fair market value of the tissue to be received. Fair market value was determined based on similar monetary transactions between the Company and unrelated third parties.

Translation of Foreign Currency

The financial position and results of the Company's foreign operations are determined using local currency as the functional currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income statement amounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in stockholders' equity.

Generally, sales to international stocking distributors are denominated in U.S. dollars. However, in certain instances, the Company invoices in other than U.S. dollars and to a lesser extent, makes purchases denominated in other than U. S. dollars. We, therefore, are exposed to risks of foreign currency fluctuations, which we do not hedge, and are subject to transaction gains and losses, that are recorded as a component of other income in the consolidated statements of operations.

Concentrations of Credit Risk

The Company provides credit, in the normal course of business, to its clients and customers. In addition, the Company performs on-going evaluations of its clients' and customers' financial condition, but generally does not require collateral in support of available credit. The Company maintains an allowance for doubtful accounts and charges actual losses to the allowance when incurred.

We sell our products to hospitals in the Unites States and to stocking distributors internationally. Stocking distributors in turn sell to hospitals or other medical establishments and, in many instances, individual stocking distributors maintain higher individual balances with longer payment terms. Losses, termination or changes in the financial condition of a distributor, as well as a change in medical reimbursement regimens by foreign governments where our products are sold, along with changes in local currency exchange rates relative to the U.S. dollar, in international countries where our distributors operate, could have a material adverse effect on our financial condition and results of operations. At December 31, 2009 and 2008, international stocking distributors accounted for 41% and 30%, respectively, of the Company's accounts receivable.

At December 31, 2009 no one customer represented more than 10% of outstanding accounts receivable. At December 31, 2008 one customer represented 12% of our outstanding accounts receivable.

Reclassification

Certain reclassifications have been made to the consolidated financial statements for previous years to conform to the classifications used as of and for the year ended December 31, 2009.

3. ACCOUNTING PRONOUNCEMENTS

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

Effective for the Company beginning September 15, 2009, the FASB Codification is the source of authoritative United States generally accepted accounting principles ("GAAP") to be applied to nongovernmental entities and rules and interpretive releases of the Securities and Exchange Commission ("SEC") as authoritative GAAP for SEC registrants. The Codification superseded all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts but rather issues accounting standards updates. The adoption of the Codification had no material impact on the Company's financial statements.

4. DEFERRED PROCESSING COSTS

Deferred processing costs consist of the following at December 31:

	2009	2008
Unprocessed tissue	$ 16,692	$ 16,922
Tissue in process	4,062	4,506
Implantable tissue	17,808	17,287
	$ 38,562	$ 38,715

Unprocessed tissue represents the value of such allograft bone tissue expected to be processed by the Company during the next twelve months. Unprocessed tissue expected to be processed in periods subsequent to one year of $8,475 and $7,618 at December 31, 2009 and 2008, respectively, was reflected in other assets.

5. INVENTORIES

Inventories consist of the following at December 31:

	2009	2008
Supplies	$ 428	$ 478
Raw Materials	779	533
Finished Goods	612	456
	$1,819	$1,467

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following at December 31:

	2009	2008
Income tax receivable	$ 230	$ 470
Receivable from license arrangements	1,394	500
Other	1,623	2,145
	$3,247	$ 3,115

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at December 31:

	2009	2008
Property under capital lease	$18,298	$18,454
Machinery and equipment	40,058	39,029
Computer hardware and software	5,177	6,803
Office equipment, furniture and fixtures	6,049	6,019
Surgical instrumentation	2,548	2,464
Leasehold improvements	9,471	8,706
Equipment not placed in service	69	1,394
	81,670	82,869
Less accumulated depreciation and amortization	(52,095)	(48,864)
	$29,575	$34,005

Maintenance and repairs expense for the years ended December 31, 2009, 2008 and 2007, was $3,130, $2,690 and $2,298, respectively. Depreciation and amortization expense related to property, plant and equipment, including property under capital lease, for the years ended December 31, 2009, 2008 and 2007 was $5,558, $5,487 and $5,201, respectively.

8. OTHER ASSETS

Other assets consist of the following at December 31:

	2009	2008
Issued patents – at cost	$ 2,319	$ 1,965
Less accumulated amortization	(1,752)	(1,579)
	567	386
Patent applications pending	2,659	2,292
Unprocessed tissue expected to be processed after one year	8,475	7,618
Long-term portion of receivable from license arrangement	2,383	-
Other	824	773
	$14,908	$ 11,069

Patents or patent application costs aggregating $103 in 2009 and $67 in 2008 have been charged to marketing, selling and general and administrative expenses in the consolidated statements of operations since the related patent or patent applications have been abandoned or withdrawn. Amortization expense for issued patents was $196, $160 and $155 for the years ended December 31, 2009, 2008 and 2007, respectively, and is included in marketing, selling and general and administrative expenses in the consolidated statements of operations. Amortization expense for issued patents for the next five years is: $199 in 2010, $151 in 2011, $121 in 2012, $77 in 2013 and $19 in 2014.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following at December 31:

	2009	2008
Trade accounts payable	$ 9,216	$ 12,731
Accrued tissue recovery fees	1,413	4,522
Accrued compensation	955	1,162
Accrued professional fees	780	907
Accrued commissions payable to non-employees	1,040	1,229
Amounts due under severance agreements	293	141
Other accrued liabilities	2,509	2,877
	$16,206	$23,569

10. LEASING TRANSACTIONS

The Company leases office and production facilities, including the Company's principal processing facility and executive offices, and equipment under various lease agreements, which have non-cancelable terms expiring at various intervals through August 2025. Most of the leases for office and production facilities include renewal provisions at the Company's option.

Future minimum capital and operating lease payments at December 31, 2009 are as follows:

	Capital Lease	Operating Leases
2010	$ 2,326	$ 1,674
2011	2,326	1,614
2012	1,965	1,602
2013	1,460	1,469
2014	1,460	849
Thereafter	15,574	-
Total minimum lease payments	25,111	$ 7,208
Less interest portion of payments	(11,936)	
Present value of future minimum lease payments	13,175	
Less current maturities of capital lease obligation	(994)	
Capital lease obligation	$ 12,181	

The capital lease obligation reported above relates to the Company's principal processing facility located in Eatontown, New Jersey. The lease agreement expires in 2025 and has two five-year renewal options at the Company's election.

Rent expense was $1,702, $1,344 and $1,459 for the years ended December 31, 2009, 2008, and 2007, respectively.

11. REVOLVING CREDIT FACILITY

On December 29, 2009, the Company entered into a Revolving Credit and Security Agreement (the "Credit Agreement") with PNC Bank, National Association as lender and agent ("PNC"). Pursuant to the terms of the Credit Agreement and upon request, the Company may borrow from PNC up to $10,000 subject to a maximum borrowing base that is based upon an amount equal to 85% of the Company's eligible receivables (as that term is defined in the Credit Agreement) less such reserves as PNC reasonably deems proper and necessary. Under the Credit Agreement, the Company is permitted to use the proceeds of any such borrowings to satisfy its working capital needs and for general corporate purposes. Borrowings under the Credit Agreement bear interest at one of three variable rates, PNC's base commercial lending rate plus 2%; the federal funds open rate plus 0.5% or LIBOR plus 3%. In no event will the interest rate be less than 3%. Borrowings are secured by essentially all the assets of the Company. Under the Credit Agreement, the Company is obligated to pay PNC a quarterly facility fee of 0.5% per annum on the unused portion of the Credit Agreement.

The Company is also required to maintain compliance with various financial and other covenants and conditions, including but not limited to, a prohibition on paying cash dividends, a requirement that a fixed charge coverage ratio be maintained beginning on March 31, 2011, and certain limitations on engaging in affiliate transactions, making acquisitions, incurring additional indebtedness and making capital expenditures, the breach of any of which would permit PNC to accelerate the obligations. The Credit Facility also includes subjective acceleration provisions. Such provisions are based upon, in the reasonable opinion of PNC, the occurrence of any adverse or material change in the condition or affairs, financial or otherwise, of the Company, which impairs the interest of PNC.

As of December 31, 2009, there were no amounts outstanding under the Credit Agreement and the Company is in compliance with all covenants.

12. OTHER LONG-TERM LIABILITIES

AROs

The Company has AROs related to the estimated costs associated with deconstructing the Company's processing environment and storage facility housed in two leased facilities.

The following table summarizes the changes in the Company's long-term ARO liability for the years indicated:

	2009	2008
Balance at January 1	$3,453	$ 4,429
Accretion expense	168	174
Change in estimates	(84)	(390)
Abandonment payments	-	(760)
Balance at December 31	$3,537	$ 3,453

At December 31, 2009, the estimated settlement value at the termination of the leases related to our processing facility and storage facility was $8,190 and $1,014, respectively.

Other

Other long-term liabilities at December 31 consist of the following:

	2009	2008
Deferred gain on the sale of processing facility under capitalized lease	$2,860	$3,042
Other	873	131
	$3,733	$3,173

In 2005, the Company sold its principal processing facility in a sale and lease back transaction. The resulting gain of approximately $3,660 from the sale of the facility was deferred and is being amortized in proportion to the amortization of the leased asset. Amortization of the deferred gain, included as a component of depreciation and amortization in the consolidated statements of operations, was $182 in each of the three years December 31, 2009.

13. INCOME TAXES

The income tax expense (benefit) for the year ended December 31 consists of the following:

	2009	2008	2007
Current:			
Federal	$ (258)	$ 156	$ 48
Foreign	34	45	86
State	(41)	62	(77)
Income tax expense (benefit)	$ (265)	$ 263	$ 57

Income (loss) before income taxes for the year ended December 31 is as follows:

	2009	2008	2007
Income (loss) before income taxes:			
United States	$ (4,533)	$ 1,515	$ 1,841
Foreign	251	951	833
	$ (4,282)	$ 2,466	$ 2,674

The difference between the income tax expense and the expected tax that would result from the use of the federal statutory income tax rate is as follows:

	2009	2008	2007
Computed tax at statutory Federal rate	$(1,456)	$ 839	$ 909
State income taxes, net of Federal benefit	111	51	(77)
Previously reserved deferred tax assets	1,487	(620)	(621)
Foreign income taxes	35	(279)	(197)
Permanent items	80	105	(5)
Other, including the effect of uncertain tax positions	(522)	167	48
Income tax expense (benefit)	$ (265)	$ 263	$ 57

In 2009, the Company as a result of incurring a loss for Federal tax purposes did not provide for Federal income taxes but did provide a provision for certain state taxes on alternative methods and for foreign taxes. In addition, as a result of settlement of various uncertain tax positions during 2009, the Company recorded an income tax benefit for Federal, state and foreign taxes of $522.

In 2008 and 2007, the Company after the application of available net operating loss carryforwards provided for Federal income taxes based on the alternative minimum tax method, as well as provided a provision for certain state taxes on alternative methods and foreign taxes. In 2008, the Company also recorded a charge related to its assessment of uncertain tax positions mainly as a result of an ongoing Federal tax audit. The carryforwards utilized for Federal, state and foreign purposes carried full valuation allowances. The Company's state income tax benefit in 2007 was primarily due to the reversal of certain domestic state tax reserves and the filing for a state tax refund related to a prior year, partially offset by a provision for minimum state taxes in certain jurisdictions.

The components of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2009	2008
Deferred Tax Assets:		
Net operating loss carry forwards:		
Federal	$ 7,490	$ 2,740
Foreign	-	337
State	1,798	1,363
Tax credits:		
Federal	1,054	571
State	1,086	862
Inventory reserves	688	632
Asset retirement obligation	514	488
Deferred gain on the sale of facility	1,143	1,216
Stock based compensation	777	484
Other	1,700	1,535
Deferred tax assets	16,250	10,228
Valuation allowance	(12,809)	(7,849)
Net deferred tax assets	3,441	2,379
Deferred Tax Liabilities:		
Depreciation	1,564	2,217
License arrangement	1,271	-
Other	606	162
Deferred tax liabilities	3,441	2,379
Net deferred taxes	$ -	$ -

At December 31, 2009, 2008 and 2007, the Company evaluated the continuing need for valuation allowances for its domestic and foreign deferred tax assets in accordance with the provisions of Codification Topic ASC 740, *Income Taxes*, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. The Company has determined, based on its assessment, that there is not sufficient positive evidence to support the reversal of such valuation allowances. The Company intends to maintain the valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowances. The Company evaluates its position with respect to the valuation allowance each quarter by taking into consideration numerous factors, including, but not limited to: past, present and forecasted results; the impact in each jurisdiction of operation activities; and the anticipated effects of the Company's strategic plan.

At December 31, 2009, the Company had aggregate federal net operating loss carryforwards of $22,029 and federal research and development and alternative minimum tax credits of $949 and $107, respectively, which expire in varying amounts beginning in 2025 through 2030. At December 31, 2009, the Company had state net operating loss carryforwards of $29,971. State net operating loss carryforwards, which primarily offset New Jersey taxable income, expire in varying amounts beginning 2012 through 2030. In addition, the Company had state research and development, manufacturing and other credits of $1,086 primarily to offset New Jersey income taxes, which expire in varying amounts beginning in 2010 through 2015.

The Company files U.S., state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2003 through 2009 tax years generally remain subject to examination by Federal, foreign and most state authorities including, but not limited to, the United States, France, Bulgaria and the State of New Jersey. During 2009, the U.S. Internal Revenue Service ("IRS") examination of the Company's 2003 through 2005 Federal tax returns, the State of New Jersey's examination of Company's 2003 through 2006 state income tax filings and the French tax authority's audit of the 2006 and 2007 tax filings by the Company's French subsidiary were concluded.

The audits resulted in the payment of a minor amount of taxes as a result of the French tax audit. The aggregate amount of the Company's available Federal and State of New Jersey net operating loss carryforwards ("NOLs") was not materially impacted. Certain Federal research and development credit carryforwards were eliminated.

The components of the Company's unrecognized tax benefits ("UTBs") are substantially comprised of deferred tax assets which are subject to a full valuation allowance. If the Company prevails in matters for which either a receivable or a liability for a UTB has been established, is required to pay an amount or utilize NOLs to settle a tax liability, or estimates regarding a UTB change as a result in changes in facts and circumstances, the Company's effective tax rate in a given financial reporting period may be affected.

A reconciliation of the beginning and ending amount of UTBs is as follows:

	2009	2008	2007
Unrecognized Tax Benefits, January 1 (excluding interest and penalties)	$ 3,854	$ 3,672	$ -
Additions related to current period tax positions	-	-	57
Additions related to prior period tax positions	-	853	3,615
Reductions related to prior periods tax positions	(751)	(671)	-
Reductions related to settlements with taxing authorities	(2,378)	-	-
Reductions related to expiration of statute of limitations	(663)	-	-
Unrecognized Tax Benefits, December 31	$ 62	$ 3,854	$ 3,672
Accrued interest and penalties, January 1	$ 120	$ -	$ -
Additions/reductions charged to expense	-	120	-
Reductions related to expiration of statute of limitations	(120)	-	-
Accrued interest and penalties, December 31	$ -	$ 120	$ -

At December 31, 2009, 2008 and 2007, the reduction in net Federal, state and foreign deferred tax assets as a result of UTBs was offset by a similar change in the related valuation allowance. It is expected that the amount of UTBs will change in the next twelve months; however, the Company does not anticipate the change to be significant.

14. COMMITMENTS AND CONTINGENCIES

Tissue Supply Agreements

In October 2009, the Company entered into a ten-year agreement with Community Tissue Services, ("CTS"). Pursuant to the terms of the agreement, CTS will supply the Company with a specific number of whole donors, cortical shafts and specific soft tissues. The initial term of the agreement expires on December 31, 2019. Thereafter, the agreement will automatically renew for one five-year term and then for successive two-year renewal terms, unless either party notifies the other in writing of its intention not to renew no later than 180 days prior to the end of the initial term or any renewal term. The Company expects to reimburse CTS approximately $9,000 in each of 2010 through 2012 for their donor recovery and donor eligibility services related to the cortical shafts, whole donors and other tissues that the Company expects to receive.

Other Contingencies

In December 2008, the Company was advised that during a November 2008 inspection of donor recovery sites in Bulgaria by the French regulatory agency, afssaps, deficiencies were identified. As a precautionary measure, the Company temporarily suspended the distribution of allograft tissue grafts processed from tissue recovered by its subsidiary, TB OsteoCentre Bulgaria EAD ("OCBG"). During the third quarter of 2009, as a result of a notice from afssaps, the Company began the shipment of allograft tissue grafts processed from tissue recovered by OCBG. Suspension of shipment of these tissue products had been self-imposed by the Company unrelated to product contamination. The Company needs to complete additional procedures, which it expects to complete in mid-2010, before it releases a remaining $500 in tissue product.

Litigation

Osteotech v. Regeneration Technologies, Inc.

In September 2006, the Company filed a complaint against Regeneration Technologies, Inc. (now RTI Biologics, Inc. or "RTI") in the United States District Court for the District of New Jersey, alleging patent infringement. In December 2009, the Company reached a confidential settlement with RTI for a nominal amount.

ReSource Tissue Bank v. OST Developpement SA

On August 8, 2007, ReSource Tissue Bank filed a lawsuit against OST Developpement SA ("OST"), a wholly owned subsidiary of the Company, before the Commercial Court of Clermond-Ferrand, France, claiming damages arising from OST's allegedly unlawful termination of its exclusive distribution agreement. The complaint requests that the Court declare that OST breached the agreement by unilaterally and abusively terminating the agreement, and requests the Court to order OST to pay the plaintiff damages totaling 3,329 euros ($4,771) consisting of (i) 374 euros ($536) for reimbursement of marketing expenses (ii) 2,398 euros ($3,437) for lost profits for the remainder of the normal term of the agreement, (iii) 550 euros ($788) for damage to the distributor's loss of commercial reputation, and (iv) 7 euros ($10) in legal costs. Additionally, the complaint requests that the Court order OST to repurchase the former distributor's remaining inventory of products purchased from OST for a purchase price of 90 euros ($129). At a February 4, 2010 hearing before the Court, OST and RTB argued the merits of their respective cases and the Company requested a stay. The Company expects the Court to render its decision on the merits, and/or its request for a stay in April 2010.

The Company believes the claims made against OST in this case are without merit and intend to vigorously defend itself in this action.

Other than the foregoing matters, the Company is not a party to any material pending legal proceedings.

Litigation is subject to many uncertainties and management is unable to predict the outcome of the pending suits and claims. It is possible that the results of operations or liquidity and capital resources of the Company could be adversely affected by the ultimate outcome of the pending litigation or as a result of the costs of contesting such lawsuits. The Company is currently unable to estimate the ultimate liability, if any, that may result from the pending litigation and, accordingly, no provision for any liability (except for accrued legal costs for services previously rendered) has been made in the consolidated financial statements.

15. STOCKHOLDERS' EQUITY

Stock Compensation Plans

The Company has one active stock compensation plan: the 2007 Stock Incentive Plan ("the 2007 Plan"). On February 8, 2010, the 2000 Stock Plan ("the 2000 Plan") expired, except to the extent that equity awards issued under the plan continue to remain outstanding. The 1991 Independent Directors Stock Options Plan has expired, except to the extent that options issued under the plan continue to remain outstanding.

The 2007 Plan authorized the grant of up to 1,400,000 of the Company's common stock in the form of incentive or non-qualified stock options, stock appreciation rights and stock awards, including restricted stock, deferred stock, restricted stock units ("RSUs"), performance shares, phantom stock and similar types of awards. The vesting terms of RSUs issued in the years ended December 31, 2009, 2008 and 2007 had ratable vesting over six months to four years and the vesting term of option issued during 2009 was one year.

Under both plans, incentive stock options may be granted at prices not less than 100% of the fair market value on the date of grant. Non-qualified stock options, RSUs and other share-based awards may be granted at the discretion of the Compensation Committee of the Board of Directors under terms and conditions as determined by the Compensation Committee. The vesting period or adjusted vesting period may also be determined by the Compensation Committee or Board of Directors. Stock options have a maximum contractual term of 10 years while the contractual term of an RSU ceases upon vesting. The Company settles all share-based compensation awards with newly issued shares.

Since January 1, 2007, except for stock options issued in 2009 valued utilizing the Black Sholes Model, the Company has granted RSUs as stock based compensation. The fair value of RSUs granted to employees is determined based on the fair value of the underlying common stock on the date of the grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period. The Company also grants performance based RSUs to management employees. The fair value of each performance based RSU is determined on the date of the grant based on the Company's stock price. Over the performance period, the number of shares of stock that are expected to be issued will be adjusted based on the probability of achievement of a performance target and final compensation expense will be recognized based on the ultimate number of shares issued. The fair value of RSUs granted to consultants and others will be determined upon completion of the required service period. The incremental change in fair value of RSUs granted to consultants and others, from the date of the grant, is included, as is all share based compensation costs, in marketing, selling and general and administrative expenses in the Company's consolidated statements of operations.

Share based compensation expense is determined utilizing the grant date fair value on awards ultimately expected to vest, and therefore have been reduced for estimated forfeitures. Forfeitures are estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. The Company recognizes the compensation cost of all share based payment awards on a straight-line basis over the vesting period of the individual awards.

Share-Based Awards

For the years ended December 31, 2009, 2008 and 2007, we recognized compensation expense as marketing, selling and general and administrative expenses in the consolidated statements of operations of $1,728, $1,701 and $878, respectively. Upon the vesting of substantially all RSU awards, the Company retains a portion of the shares of common stock to be issued under such RSU award in consideration of the employment taxes due by the employee upon vesting. The shares retained by the Company were returned as available shares in accordance with provisions of the stock plans. As a result, the Company funded the employment taxes for employees, which totaled $398, $396 and $40 in 2009, 2008 and 2007, respectively. Non-cash compensation expense for the three years ended December 31, 2009 resulted in no tax benefit to the Company as a result of the Company providing a full valuation reserve on all deferred tax assets. At December 31, 2009, the unrecorded non-cash fair value based compensation expense with respect to nonvested share-based awards was $1,550 and the weighted average period over which that compensation will be charged to operations is 1.4 years.

The Company estimated the value of an additional paid-in capital pool for tax impacts related to employee share-based compensation awards to be approximately $4,000. Although not recorded in the financial statements, this pool (a hypothetical credit in paid-in capital) can be utilized to charge tax expense (recorded as deferred tax assets) which are ultimately not realizable when stock options are exercised or expire. As the Company presently has valuation allowances related to its deferred tax assets, the use of the hypothetical pool could not occur until such valuation reserve has been eliminated.

The Company issued one stock option in 2009. The Company did not issue stock options during 2008 and 2007. The fair value of a stock option at the date of the grant is determined using the Black Scholes Model. The following assumptions were used to value the stock options:

Dividend yield	0
Expected term (years)	8.5
Expected volatility	73.4%
Risk-free interest rate	3.38%
Fair value of options granted	$3.58

The expected volatility is based on the historical volatility of the common shares of the Company, and the risk-free interest rate is based on the United States Treasury yield in effect at the time of the grant for the expected term of the stock option. The expected term was developed using historical experience.

Stock option activity for the years indicated is as follows:

	2009		2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1,	1,390,962	$7.42	1,764,762	$8.51	2,587,125	$8.35
Granted	100,000	4.74	-	-	-	-
Exercised	-	-	(53,750)	4.39	(221,938)	5.59
Cancelled or expired	(104,150)	20.57	(320,050)	13.94	(600,425)	8.91
Outstanding at December 31,	1,386,812	$6.04	1,390,962	$7.42	1,764,762	$8.51
Exercisable at December 31,	1,280,562	$6.15	1,369,712	$7.47	1,728,512	$8.60

The following table summarizes information concerning nonvested option transactions for the year ended December 31, 2009:

Nonvested Options	Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested at January 1, 2009	21,250	$2.80
Granted	100,000	$3.58
Vested	(15,000)	$2.80
Nonvested at December 31, 2009	106,250	$3.53

At December 31, 2009, there were no in the money options outstanding and, therefore, options exercisable had no intrinsic value. The weighted average remaining contractual term of options outstanding and options exercisable at December 31, 2009 was 4.1 years and 3.7 years, respectively. The intrinsic value of options exercised for the years ended December 31, 2008 and 2007, was $46 and $356, respectively. There were no options exercised in 2009. The fair value of options vested for the years ended December 31, 2009, 2008 and 2007, was $42, $42 and $61, respectively.

The following table summarizes information concerning RSU transactions for the years indicated:

	2009		2008		2007	
	Restricted Stock Units	Weighted Average Grant Date Fair Value	Restricted Stock Units	Weighted Average Grant Date Fair Value	Restricted Stock Units	Weighted Average Grant Date Fair Value
Nonvested at January 1	790,663	$4.88	775,242	$7.15	119,900	$4.85
Granted	122,728	3.42	423,946	2.85	764,850	7.28
Vested	(280,177)	6.25	(238,487)	7.11	(62,608)	4.68
Forfeited	(198,931)	2.71	(170,038)	7.03	(46,900)	6.91
Nonvested at December 31	434,283	$4.58	790,663	$4.88	775,242	$7.15

At December 31, 2009, 1,027,183 shares of the Company's common stock are available for future issuance under the 2007 Plan and 83,889 shares were available for future issuance under the 2000 Plan until the expiration of the plan on February 8, 2010.

Preferred Stock

The authorized capital of the Company includes 5,000,000 shares of Preferred Stock, the rights and provisions of which will be determined by the Board of Directors at the time any such shares are issued, if at all. No shares of Preferred Stock were issued or outstanding at any time during 2009, 2008 or 2007.

Stock Repurchase Program

In December 2008, the Company's Board of Directors authorized a stock repurchase program under which up to $5.0 million of the Company's common stock may be acquired. Stock repurchases may be executed from time to time at current market prices through open-market and privately negotiated transactions in such amounts as management deems appropriate. The final number of shares repurchased will depend on a variety of factors including the level of the Company's cash and cash equivalents, price, corporate and regulatory requirements and other market conditions. The repurchase program may be terminated at any time without prior notice. At December 31, 2009, the Company had acquired 115,670 shares of its common stock at an aggregate cost of $227.

Stockholder Rights Agreement

In January 2010, the Board of Directors of the Company adopted a stockholder rights agreement (the "Rights Agreement") declaring a dividend of one preferred stock purchase right (the "Right") for each outstanding share of common stock as of February 2, 2010. The Rights will not be exercisable or separable from the common shares until ten business days after a person or group acquires or tenders for 15% or more of the Company's outstanding common shares ("triggering event"). Upon the occurrence of a triggering event, each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000th) of a share of a newly designated Series E Junior Participating Preferred Stock, $0.01 par value (the "Preferred Stock"), of the Company at a price of $23.00 subject to adjustment. In the event the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to receive upon exercise of the Right, at the Right's then current exercise price, that number of the acquiring company's common shares having a market value of two times the exercise price of the Right. The Company is entitled to redeem the Rights at a price of $.01 per Right at any time prior to their becoming exercisable, and the Rights expire on January 20, 2020.

16. OTHER INCOME (EXPENSE)

The following table summarizes information concerning miscellaneous other income and expense for the years indicated:

	2009	2008	2007
Foreign exchange gain/(loss)	$72	$ (6)	$ (126)
Litigation settlement	-	1,000	-
Other	(30)	(33)	125
Other	$42	$ 961	$ (1)

In May 2008, the Company reached a settlement in certain litigation in the net amount of $1,000, which amount has been fully paid to the Company and included in the results of operations for the year ended December 31, 2008.

17. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2009	2008	2007
Cash paid (refunded) during the year for taxes	$ (358)	$ 337	$ 112
Cash paid during the year for interest	$ 1,431	$ 1,517	$ 1,612
Noncash financing and investing activities:			
Asset retirement obligation	$ (156)	$ (451)	$ (252)

18. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	2009	2008	2007
Net income (loss) available to common stockholders	$ (4,017)	$2,203	$2,617
Denominator for basic earnings (loss) per share, weighted average common shares outstanding	17,968,971	17,833,902	17,538,254
Effect of dilutive securities after application of treasury stock method:			
Restricted stock units	-	182,684	41,769
Stock options	-	66,998	346,361
Denominator for diluted earnings (loss) per share	17,968,971	18,083,584	17,926,384
Basic earnings (loss) per share	$ (.22)	$ .12	$ .15
Diluted earnings (loss) per share	$ (.22)	$ .12	$ .15

For 2009, 2008 and 2007, common stock equivalent shares, consisting of stock options and RSUs of 1,682,262, 1,352,354, and 1,095,046, respectively, are excluded from the calculation of diluted earnings (loss) per share as their effects are antidilutive.

19. OPERATING SEGMENTS

The Company has five primary product line business segments: the DBM Segment, the Hybrid/Synthetic Segment, the Traditional Tissue Segment, Spinal Allograft Segment, and the Client Services Segment. The DBM Segment engages in the processing and marketing of Grafton® and private label DBMs. The Hybrid/Synthetic Segment engages in the processing and marketing of biocomposite and synthetic material products, including the MagniFuse™ Bone Graft and Plexur® Biocomposites. The Traditional Tissue Segment engages in the processing of mineralized weight-bearing and non-weight bearing allograft bone tissue. The Spinal Allograft Segment engages in the distribution of Graftech® Bio-implant and FacetLink™ Fusion products utilized primarily in spinal fusion procedures. The Client Services Segment processes allograft bone tissue for our clients. Any product or other revenue not falling within a primary product line segment including patent license fee revenue are aggregated under the category "Other." Product segment operating income is comprised of segment revenues less material and production costs and selling and marketing expenses. General and administrative and research and development expense are not allocated to product line segments. The Company does not generate information about assets for its operating segments, and accordingly no asset information is presented.

Summarized financial information concerning the Company's operating segments is shown in the following table.

	Year Ended December 31,		
	2009	2008	2007
Revenue:			
DBM	$56,782	$ 61,961	$ 65,794
Hybrid/Synthetic	3,575	3,087	1,760
Traditional Tissue	21,534	20,258	17,623
Spinal Allografts	7,626	8,499	10,739
Client Services	2,143	8,201	7,621
Other	5,018	1,808	740
	$96,678	$103,814	$104,277
Operating income (loss):			
DBM	$15,742	$ 18,902	$20,105
Hybrid/Synthetic	(521)	5	277
Traditional Tissue	1,272	3,666	2,470
Spinal Allografts	1,055	286	1,941
Client Services	1,166	4,454	5,744
Other	2,461	1,265	334
Corporate	(24,087)	(26,001)	(27,608)
	$(2,912)	$ 2,577	$ 3,263
Depreciation and amortization:			
DBM	$ 1,982	$ 2,574	$ 2,483
Hybrid/Synthetic	506	300	92
Traditional Tissue	1,682	1,007	1,026
Spinal Allografts	371	371	763
Client Services	-	516	320
Other	18	50	10
Corporate	1,284	888	702
	$ 5,843	$ 5,706	$ 5,396

Financial information by geographic area is summarized as follows:

	United States	International	Consolidated
Revenue:			
2009	$ 76,913	$ 19,765	$ 96,678
2008	$ 82,459	$ 21,355	$103,814
2007	$ 85,682	$ 18,595	$104,277
Long-lived Assets:			
2009	$ 29,194	$ 381	$ 29,575
2008	$ 33,547	$ 458	$ 34,005
2007	$ 33,778	$ 730	$ 34,508

In 2009, no customer accounted for more than 10% of the revenue of the Company. In 2008 and 2007, MTF accounted for 14% and 16%, respectively, of consolidated revenue. In each of the three years ended December 31, 2009, no revenue from any one country, other than the United States, exceeded 10% of consolidated revenues.

20. RETIREMENT BENEFITS

The Company has a 401(k) plan which covers substantially all full time U.S. employees. The Company contributes an amount equal to a percentage, determined yearly, of each participant's contribution, subject to certain limitations. A participant's contribution may not exceed the maximum allowed by the Internal Revenue Code. Provisions of the plan include graduated vesting over five years from date of employment. Total Company contributions for the years ended December 31, 2009, 2008, and 2007 were $330, $284 and $249, respectively, and ,subject to certain limitations, equaled 25% of the participant's contribution.

The Company does not maintain any other pension or post retirement plans.

21. QUARTERLY FINANCIAL DATA (*unaudited*)

The following is a summary of the unaudited quarterly results for the years ended December 31, 2009 and 2008:

	Quarter Ended			
	March 31	June 30	September 30	December 31 (1)
2009				
Revenue	$23,931	$23,471	$22,961	$26,315
Gross profit	11,967	11,531	10,459	13,613
Net income (loss)	$ (1,796)	$ (1,204)	$ (1,907)	$ 890
Earnings (loss) per share:				
Basic	$ (0.10)	$ (0.07)	$ (0.11)	$ 0.05
Diluted	$ (0.10)	$ (0.07)	$ (0.11)	$ 0.05

	Quarter Ended			
	March 31	June 30(2)	September 30	December 31 (3)
2008				
Revenue	$27,631	$ 27,553	$24,063	$24,567
Gross profit	14,242	14,502	12,881	13,419
Net income (loss)	$ 808	$ 1,746	$ 58	$ (409)
Earnings (loss) per share:				
Basic	$ .05	$ .10	-	$ (.02)
Diluted	$ .05	$ .10	-	$ (.02)

(1) Includes $3,778 in license fee revenue and $2,795 in related gross profit.

(2) Includes $1,000 in income related to a litigation settlement.

(3) Includes $500 in license fee revenue.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or supervised by, the company's principal executive and principal financial officers, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the internal control over financial reporting as of December 31, 2009 has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15(d)-15(e) under the Exchange Act, during the fiscal quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Osteotech, Inc. and Subsidiaries
Eatontown, New Jersey

We have audited Osteotech, Inc. and Subsidiaries (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 8, 2010 expressed an unqualified opinion thereon.

/s/BDO Seidman, LLP

Woodbridge, New Jersey
March 8, 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Osteotech, Inc.
Eatontown, New Jersey

We have audited the accompanying consolidated balance sheets of Osteotech, Inc. and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osteotech, Inc. and Subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Osteotech Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 8, 2010 expressed an unqualified opinion thereon.

/s/BDO Seidman, LLP

Woodbridge, NJ
March 8, 2010

Selected Financial Data

Set forth below is selected financial data as of December 31 for each of the five years ended December 31, 2009. The following data should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein.

Selected Financial Data

(dollars in thousands except per share data)

For the Year ended December 31,	2009[1]	2008[2]	2007[3]	2006	2005[4]
Consolidated Results of Operations					
Revenue	$ 96,678	$ 103,814	$ 104,277	$ 99,241	$ 93,307
Gross profit	$ 47,570	$ 55,044	$ 53,722	$ 47,802	$ 31,862
Operating expenses	$ 50,482	$ 52,467	$ 50,459	$ 45,455	$ 51,930
Operating income (loss)	$ (2,912)	$ 2,577	$ 3,263	$ 2,347	$ (20,068)
Other (expense), net	$ (1,370)	$ (111)	$ (589)	$ (498)	$ (1,564)
Income (loss) before income taxes	$ (4,282)	$ 2,466	$ 2,674	$ 1,849	$ (21,632)
Net income (loss)	$ (4,017)	$ 2,203	$ 2,617	$ 1,907	$ (21,117)
Earnings (loss) per share					
Basic	$ (0.22)	$ 0.12	$ 0.15	$ 0.11	$ (1.23)
Diluted	$ (0.22)	$ 0.12	$ 0.15	$ 0.11	$ (1.23)
Dividends per share	-	-	-	-	-
Year End Financial Position					
Cash and cash equivalents	$ 10,708	$ 18,823	$ 22,777	$ 17,946	$ 13,484
Current assets, net of cash and cash equivalents	$ 59,793	$ 61,265	$ 55,331	$ 51,374	$ 48,400
Total assets	$ 116,937	$ 127,115	$ 120,351	$ 113,033	$ 111,022
Current liabilities	$ 17,200	$ 24,464	$ 20,171	$ 16,588	$ 16,975
Long-term obligations, net of current portion	$ 12,181	$ 13,175	$ 14,069	$ 14,876	$ 15,603
Stockholders' equity	$ 80,286	$ 82,850	$ 79,028	$ 73,853	$ 70,755

[1]In 2009, we recorded $3.8 million in license fee revenue and $2.8 million in gross profit from license fees.

[2]In 2008, we recorded $1.0 million in other income related to a litigation settlement and $0.5 million in license fee revenue.

[3]In 2007, we recorded $1.0 million in operating expenses related to a litigation settlement.

[4]In 2005, we recorded severance and retirement charges of $2.0 million related to retirement agreements with certain employees including our former Chief Executive Officer and Chief Financial Officer. Also in 2005, we recorded a charge of $1.9 million for professional fees incurred as a result of an unsolicited takeover attempt.

BOARD OF DIRECTORS

Kenneth P. Fallon, III
Chairman of the Board of Directors, Osteotech, Inc.
Associate with the investment firm, Kairos Partners
Retired Former Chairman of the Board of Axya Medical, Inc.

Stephen S. Galliker
Retired Former Executive Vice President,
Finance and Administration,
and Chief Financial Officer of Dyax Corp

Cato T. Laurencin, M.D., Ph.D.
Vice President of Health Affairs and
the Dean of the School of Medicine
University of Connecticut

Sam Owusu-Akyaw
President and Chief Executive Officer of Osteotech, Inc.

Robert J. Palmisano
Former Chief Executive Officer and President of ev3, Inc.

James M. Shannon
President and Chief Executive Officer of the
National Fire Protection Association

CORPORATE OFFICERS

Sam Owusu-Akyaw
President, Chief Executive Officer and Director

Mark H. Burroughs
Executive Vice President, Chief Financial Officer

Robert M. Wynalek
President, Domestic

Robert W. Honneffer
Executive Vice President,
Operations Services/Materials Management

GENERAL INFORMATION

Common Stock

Listed on the NASDAQ® Global Market
Trading Symbol: OSTE

Corporate Office:

Osteotech, Inc.
51 James Way
Eatontown, New Jersey 07724
732.542.2800

Transfer Agent

Registrar and Transfer Company
Cranford, New Jersey

SEC and General Counsel

Dorsey & Whitney LLP
Minneapolis, Minnesota

Independent Auditors

BDO Seidman, LLP
Woodbridge, New Jersey

Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 a.m. August 23, 2010 at the Sheraton Eatontown Hotel and Conference Center, 6 Industrial Way East, Eatontown, New Jersey 07724

Find Osteotech on the internet at

www.osteotech.com

Information contained in this Annual Report contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or the negative thereof or variations thereon or comparable terminology, or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. Some of the matters set forth herein and in Osteotech's Annual Report on Form 10-K for the year ended December 31, 2009, constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results indicated in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results indicated in such forward-looking statements.

Osteotech undertakes to provide to each stockholder, without charge upon the written request of such stockholder, a copy of our Annual Report on Form 10-K for the year ended December 31, 2009. All such requests should be sent to Investor Relations, c/o of Osteotech Inc., 51 James Way, Eatontown, New Jersey 07724, or by e-mail request from our website at www.osteotech.com.



51 James Way • Eatontown, NJ • 07724 • T: 800.469.4005 • F: 732 542-3571 • www.osteotech.com

Grafton DBM, Grafton Plus DBM , GraftCage PEEK Implants and Plexur Biocomposites are available by prescription only.
Duratech not yet available for sale in U.S. pending FDA 510(k) clearance.


OSTEOTECH INC®